

THE CHUBB CORPORATION

Annual Report 2001



Arls
P.E 12/31/01
REC'D S.E.C.
MAR 2 6 2002
071



02024284



CHUBB

DEFINING CHUBB

Integrity

❖ *Unparalleled claim service*

Financial strength

❖ *Strong reserves*

❖ *Strong balance sheet*



PROCESSED
MAR 2 8 2002
THOMSON
FINANCIAL
P

Global reach

❖ *134 offices in 31 countries*

Great place to work

THE CHUBB CORPORATION



In 1882, Thomas Caldecot Chubb and his son Percy opened a marine underwriting business in the seaport district of New York City. The Chubbs were adept at turning risk into success, often by helping policyholders prevent disasters before they occurred. By the turn of the century, Chubb had established strong relationships with the insurance agents and brokers who placed their clients' business with Chubb underwriters.

"Never compromise integrity," a Chubb principle, captures the spirit of our companies. Each member of the Chubb organization seeks to stand apart by bringing quality, fairness and integrity to each transaction.

The Chubb Corporation was formed in 1967 and was listed on the New York Stock Exchange in 1984. Today, Chubb stands among the largest property and casualty insurers in the United States and the world. Chubb's 12,600 employees serve customers from 134 offices throughout North America, Europe, South America and the Pacific Rim.

The principles of financial stability, product innovation and excellent service combined with the high caliber of our employees are the mainstays of our organization.

Contents



Dean R. O'Hare, Chairman and Chief Executive Officer

DEAR SHAREHOLDERS

The year 2001 will live in memory — for the world in general, for the families of victims of terrorism and for the insurance industry. The attack of September 11th was the largest catastrophe in insurance history, costing the global insurance industry a still undetermined amount, with published estimates as high as $70 billion. For Chubb, the gross cost before reinsurance was more than $3 billion, which translated to $645 million net of reinsurance and an after-tax cost to shareholders of $420 million — more than half of what we earned in the entire previous year.

I cannot mention September 11th without expressing my pride in how Chubb responded to the tragedy. Apart from property, business interruption and other coverage, Chubb provided workers' compensation


LIVE
DEAN O'HARE

Dean O'Hare testifies before Congress on the aftermath of September 11th.

On September 13th we became the first insurer to announce that terrorism was in fact not excluded under our policies, that we would not seek to apply the war risk exclusion and that we had started paying claims immediately; other insurers followed.

coverage for approximately one-third of the people who died in the World Trade Center attack. Although our Claims team did not rescue victims from the buildings at Ground Zero, they did work day and night for weeks on end to bring solace and compassion to thousands of family members of victims. They helped comfort them with the knowledge that their personal tragedy would at least in some small part be mitigated by prompt insurance payments to lessen the financial impact of their horrible losses.

On September 13th we became the first insurer to announce that terrorism was in fact not excluded under our policies, that we would not seek to apply the war risk exclusion and that we had started paying claims immediately; other insurers followed. Chubb's decision was a dramatic turning point — an act that helped prevent a financial panic which might have exceeded the financial devastation of the attack itself. Chubb was also the first to calm Wall Street with our September 13th estimate of net property losses, and on September 20th, we were the first to publicly estimate all our September 11th losses.

The insurance industry agreed to absorb the losses; we neither asked for nor received one penny in government subsidies for the claims arising out of September 11th. We did ask for a government insurance backstop for any future terrorist attacks, but that legislation failed in the Senate last year and as of this writing has not been passed in 2002.

Why is terrorism backstop legislation necessary? Insurance is a vehicle for individuals or companies facing identifiable risks to pool their resources — in the form of premiums — to disperse and diffuse the impact of losses that will be incurred by a few. Terrorism is not a risk that should be borne and paid for only by property owners in large cities, businesses targeted by terrorists, or individuals who fly in airplanes or work in urban areas. Clearly, the attack of September 11th was directed not at individuals but at the United States of America. Terrorism is a risk that the government should bear. If the government fails to do so, the effect will be to impose costs that will discourage socially and economically desirable behaviors. Already there is anecdotal evidence of canceled real estate and other business projects, layoffs and businesses going without terrorism insurance because it is unavailable or unaffordable.

As if the September 11th attack were not a big enough financial drain on Chubb, it was followed late in the year with the largest bankruptcy in United States history — the collapse of Enron, for which Chubb recognized $220 million in surety bond losses, net of reinsurance. We are disputing some of the claims in court on the grounds of fraud.

It is indicative of Chubb's underlying earnings power that we were able to absorb all of these losses within one year's earnings and still turn a profit for the year, albeit a relatively small one of $111 million.

When I reported to you in these pages a year ago, we were standing on the threshold of an improving insurance market, having led the market in putting an end to a 12-year downward spiral of standard commercial rates. The attack of September 11th, tragic as it was, has accelerated that improvement. When the industry suffers the loss of a significant chunk of its capital base, insurance capacity becomes scarcer. Together with the need of insurers to recoup their losses and rebuild their capital, the reduced capacity has led to sharply higher rates in most lines.

Even before September 11th, the industry was severely underreserved and had negative cash flow. Inadequate prices and underwriting losses were subsidized by high investment returns and

It is indicative of Chubb's underlying earnings power that we were able to absorb the September 11th and Enron losses within one year's earnings and still turn a profit for the year, albeit a relatively small one of $111 million.

In homeowners' insurance, we will increase our presence in those states that permit us to earn a reasonable return and scale back our presence in those states that do not.

cheap reinsurance. The stock market decline, the recession and rock-bottom yields on fixed-income securities have put an end to high investment income, and September 11th has put an end to cheap reinsurance.

So insurers have no choice but to implement substantial increases in rates. And, of course, that is already happening. For example, Chubb Commercial Insurance renewal rates in the U.S. were up 18.6% in the fourth quarter compared to a year earlier. Insurers are also paying closer attention to underwriting fundamentals of risk selection and aggregation, limits and terms, as well as pricing commensurate with risk.

Sharply higher losses in recent years have demonstrated a need for rate increases in executive protection and homeowners lines as well, and in most cases we have been getting them. Equally critical to the improving market are better terms and conditions.

In Chubb Commercial Insurance, higher premium rates and improved loss experience are approaching levels that should enable us to earn an underwriting profit. Chubb Specialty Insurance has been highly profitable overall, but margins have narrowed. In certain executive protection lines, such as employment practices liability, we are stepping up our programs for small- and medium-sized, privately held companies and scaling down our exposure to large, publicly held companies of 10,000 or more employees. These "deep-pocket" companies have become favorite targets of trial attorneys.

The issue in Chubb Personal Insurance homeowners line is two-fold: inadequate rates and the proliferation of water-damage claims, including mold. The epidemic of mold claims in Texas, based largely on questionable science and emotional appeals to juries, could result in windfall awards for a few but much higher premiums for all homeowners.

We will increase our presence in those states that permit us to earn a reasonable return and scale back our presence in those states that do not. In personal lines, we are also working to improve our product mix through cross-selling to increase the percentage of our homeowner policyholders who also purchase our higher-margin valuable articles policies.

In Europe, our results were poor, but the continental market finally began to improve in the third quarter of 2001. Capacity is now constricting, competitors have pulled back, and we are now able to charge what we need to. The big European multinational insurers and reinsurers were very slow to react to the need for price and re-underwriting. They are now trying to price for profit and at least for the moment don't have much in capital gains to cover losses. All across the European Zone, we have been culling unprofitable accounts and securing rate increases.

Our Asia and Latin America Zones had another profitable year. A flight to quality by customers is already under way, and there is strong demand for top-quality carriers and first-class claims handling. In the category of longer-term growth opportunities, our Shanghai office is open for business, and we have signed a joint venture agreement that we hope will enable us to begin operations soon in India.

I've heard some people question how Chubb can be the insurer of choice — indeed the investment and employer of choice — over the next several years, since the rising tide of the improving market will presumably lift all boats.

The answer is, we're convinced our boat will be lifted higher. It's been a decade and a half since conditions in the economy and our industry have been so favorable for Chubb. We are now in a position of being able to achieve substantial growth in premiums without

It's been a decade and a half since conditions in the economy and our industry have been so favorable for Chubb. We are now in a position of being able to achieve substantial growth in premiums without compromising under-writing standards.

Compound Annual Growth in Net Loss Reserves 1991–2001


8.8%
1.9%
Industry
Chubb

The 1999 acquisition of Executive Risk added approximately $606 million to Chubb's reserves; the growth rate excluding this acquisition was 8.2%.
Sources: A.M. Best Company, Insurance Services Office and Chubb estimates.

Our low financial leverage is another significant competitive advantage, because it's the most potent indicator of financial conservatism and strength.

compromising underwriting standards. As a bastion of financial strength in an industry weakened by losses, we will be in a better position than most competitors to earn attractive profits in the coming years.

Let me give you just a few illustrations of our superior competitive position.

- First, **loss reserves**. I mentioned that the industry is underreserved, while we are adequately reserved. From 1991 to 2001, the industry increased its reserves by an average of only 1.9% a year compounded, compared to Chubb's 8.8% a year.
- Although not up to historic Chubb standards, our **underwriting** profitability over the last three years as measured by combined ratio was 6.4 percentage points better than the industry average.
- Our **low financial leverage** is another significant competitive advantage, because it's the most potent indicator of financial conservatism and strength. When it comes to leverage as indicated by debt to total capital, we are among the best of the major property and casualty insurers.

- Our integrated 31-country **branch network** gives customers access to seamless global service, Chubb values and local market expertise wherever they do business.

By far, our biggest competitive advantage is our **claim service**. People and companies buy insurance to give them peace of mind and to satisfy certain obligations. The insurance policy is a promise to pay, and like all promises, it is only as good as the integrity of the one who makes the promise.

Some people keep their promises when they have no alternative. They sometimes make their counterpart sweat for payment, and then they pay only as little as they can possibly get away with. Others keep their promises because they are people of integrity and it's the right thing to do. We've been around for 120 years because the men and women of Chubb have assimilated and perpetuated our founders' fundamental credo: that the promise to pay sometimes imposes a moral obligation that goes beyond the legal obligation.

Most of our agents, brokers and customers know this, and we have abundant third-party confirmation of it. Recently, for example, *Forbes fyi* magazine rated ours the best insurance precisely because of our no-hassle claims philosophy.

We are pleased that our long-standing conservative approach to balance sheet management is suddenly back in style. Despite a year with unprecedented challenges on the underwriting side of the business, we finished the year in very strong financial shape. Our reserves are adequate, our asset quality is extremely high, and our cash flow from operations, including investment income, remained robust in 2001. We also have the best underwriters, actuaries and claims professionals in the industry and the very best agents and brokers selling our products.

Despite a year with unprecedented challenges on the underwriting side of the business, we finished the year in very strong financial shape. Our reserves are adequate, our asset quality is extremely high, and our cash flow from operations, including investment income, remained robust in 2001.

In the improving property and casualty insurance environment that we see unfolding over the next several years, we believe an ROE of 13% to 15% is achievable, and that in turn would likely result in very attractive returns for long-term investors in Chubb.

We believe we are among the very best-positioned companies to capitalize on the improving market. In 2002, we expect both Chubb Commercial and Chubb Specialty to produce strong growth and solid underwriting results. By 2003, we should have Chubb Personal humming as well, with the added lift of improving cash flow and investment income growth.

We've come through the down cycle in great shape. In 2002, we have a good chance of achieving our goal of a combined ratio of 98% and a return on equity of 13%. Over the long term, our goal is to generate a return on equity that exceeds the rate of inflation by at least 10 percentage points and to grow our revenues at double-digit annual rates. In the improving property and casualty insurance environment that we see unfolding over the next several years, we believe an ROE of 13% to 15% is achievable, and that in turn would likely result in very attractive returns for long-term investors in Chubb.

I am grateful to the agents, brokers, employees and investors who have been critical to our success in working through the down cycle. We look forward to reaping the rewards of the up cycle.



Dean R. O'Hare
Chairman and Chief Executive Officer
March 8, 2002

DEFINING THE CHUBB BRAND

Branding is hot. Everywhere you look, brightly colored logos are vying for your attention — and your business. Successful branding requires more than advertising; it is a track record of demonstrating qualities that lift the brand above commodity status and endow it with differentiation in the marketplace. The Chubb "C" logo means more than doing business with a respected insurer, one that's been dedicated to understanding and serving its customers for 120 years. It means award-winning claim service, financial strength, global capability, underwriting expertise, loss prevention services and a great place to work. How do our customers define the Chubb experience? With simple yet powerful words: security, stability, expertise, responsiveness and professionalism. How do we know? Because they tell us — in handwritten notes; in conversations with agents, brokers, underwriters and service professionals; in surveys and in the media.

Consider a few of the accolades Chubb received in 2001:

- In a customer claim survey, 96% of the respondents rated our claim service "superior."
- Local insurance brokers in Australia, Colombia, Puerto Rico and Spain rated Chubb the best claim service provider.
- *Forbes fyi* magazine rated Chubb the "Best Insurance Provider in America."
- The *Financial Times* of London ranked Chubb the third most respected financial company in the world.
- *Global Finance* magazine rated Chubb the "Best Primary Liability Insurer" and "Best Directors and Officers Liability Insurer" in North America.

In a service business, the difference is people. It's our people who define the Chubb experience and give life to the Chubb brand. They've built careers with Chubb because they value what we value: honesty, integrity and fairness. On the next few pages are examples of the Chubb brand at work and those who make it happen.



If it's market data you need, VNU can supply it. The Netherlands-based international media and information company gathers intelligence in 100 countries for all types of businesses through its well-known research arms ACNielsen and Nielsen Media Research. VNU also produces hundreds of trade magazines, directories, trade shows and Internet sites. Given the number of businesses it owns, only a fast-acting insurer with a global presence can meet its requirements. "Chubb tries to find coverage where many others try to get away," says VNU corporate risk and insurance manager Lou Verstraeten. "The Chubb brand means a company you can rely on." It's this reliability, along with our creativity and attention to service, that helps us win awards from European agents, brokers and customers every year.

Photo: Gathered by the banks of the Keizersgracht in Amsterdam are (left to right) Olaf van Leuven, Chubb's specialty claim unit manager in Amsterdam; Marc Borkink, corporate treasurer of VNU; Lou Verstraeten, corporate risk and insurance manager of VNU; Brian Vosloh, Chubb's executive protection underwriting manager in Amsterdam; and Monique Kooijman, Chubb's commercial insurance manager in Amsterdam.



When you manufacture high-tech scientific instruments used to discover cures for diseases and to test Olympic athletes for drug use, you have to be precise in every aspect of your business — including insurance coverage. For the past 13 years, Thermo Electron Corporation has relied on Chubb for underwriting flexibility and our network of 134 offices in 31 countries which enable us to serve Thermo wherever it does business. "Chubb's strong balance sheet, professional employees, underwriting flexibility and range of products are the Chubb brand," declares Richard Somerville, the Massachusetts-based company's director of risk management. Insuring a leading provider of technology-based instruments, components and systems is familiar territory for Chubb. For more than 20 years, we've been the property and casualty insurer of choice for technology companies the world over.

Photo: Inspecting a water sample ready for testing in one of Thermo's elemental analysis machines are Richard Somerville, Thermo Electron Corporation's director of risk management; and Jennifer Newsom, Chubb's Northeast zone umbrella underwriting manager. Behind them are (clockwise from left) Steve Guariglia, Chubb's Northeast zone property specialist; Christine Aufiero, Chubb's claim assistant in Boston; Bryan Clements, Chubb's claim business consultant in Boston; and Thermo Electron's CFO, Theo Melas-Kyriazi.


Accueil

The Mouvement des caisses Desjardins knows a sound investment when it sees one. The largest financial institution in Quebec runs a credit union serving five million members and offers a broad range of financial services. Over the past eight years, Desjardins has worked closely with insurance brokers from Aon-Parizeau Inc. and Daniel Picard Inc. to build a comprehensive insurance program with Chubb. The draw was Chubb's unique division which is devoted exclusively to serving financial institutions. Thanks to Chubb's French language policies, creative new products and attention to detail, the partnership is still going strong. That's no surprise to Desjardins property and casualty president Jude Martineau, who equates the Chubb brand with expertise in financial institutions, innovative quality products and respect for customers — qualities all of Chubb's customers can bank on.

Photo: Visiting a Desjardins branch in Montreal are Suzanne Brisebois, Chubb's financial institutions underwriting practice leader in Montreal; Jude Martineau, president and CEO of Société de portefeuille du Groupe Desjardins, assurances générales; Jean Bertrand, Chubb's Montreal branch manager; and Michel Pontbriand, manager of major accounts at Desjardins.



Many of the world's privately owned masterpieces are protected by the only coverage that's fitting — *Masterpiece*® from Chubb. When James and Candice Unruh of Arizona were scouting for insurance to protect their eclectic art collection, tastefully appointed homes and luxury autos, they turned to Chubb. For us, insuring homes and possessions is both an art and a labor of love. Our people appreciate the value of precious possessions and our customers' attachment to them. Our *Masterpiece* suite of products offers insurance for primary and vacation homes and their contents, automobiles, watercraft, art, antiques, collectibles and personal liability. What makes our homeowners' coverage unique is its guaranteed replacement cost features and the valuation and security recommendations of our home appraisal service. In 2001, we launched chubbcollectors.com, an online newsletter for customers interested in collecting and preserving treasures. This attention to detail earns us praise from customers, agents and brokers around the world.



No matter what your preference — black or green, pitted or not, small or super colossal — Bell-Carter Foods, Inc. has the olive for you. The 90-year-old family-owned company processes and packs olives under its major brand name, Lindsay, and some 200 store brands for supermarkets and the food service industry. What makes Bell-Carter's olives taste so special is the care its 450 employees put into cleaning, curing and pitting the delicate fruit. For 17 years, Chubb has provided excellent loss prevention services, prompt and fair claim handling and knowledgeable underwriters familiar with the food processing industry. For CFO Mike Hoversen, Chubb means "quality assured."

Photo: Surrounded by olives ready for processing at Bell-Carter's plant in Corning, California, are Eric Roberts, managing director of risk management services for Willis Insurance Services of California; Mike Hoversen, chief financial officer of Bell-Carter; and from Chubb: Karla Holland, Northwest claim business consultant; Bob Bachtel, loss control consultant in Sacramento; and Lindsey Humphrey, commercial underwriter in San Francisco.

When the National Hockey League needs peace of mind off the ice, it turns to Chubb for insurance coverage through its broker BWD Group LLC. The league office and 30 U.S. and Canadian teams benefit from an insurance program managed by Chubb's seasoned underwriters, loss control specialists and claim representatives — all of whom understand that hockey is more than a game. For the NHL, it's a sophisticated business focused on managing and promoting one of the fastest-growing professional sports. What also makes the Chubb and NHL relationship work, according to NHL Commissioner Gary Bettman, is the power of the Chubb brand, which he defines as stability, reliability and professionalism. It's this hat trick of qualities that makes Chubb the home-team favorite with the NHL and other sports and entertainment enterprises around the world.

Photo: At the National Hockey League's office and licensed merchandise showroom in New York City are league commissioner Gary Bettman; George Marts, manager of Chubb's Long Island office; and Marc Blumencranz, executive vice president of BWD Group LLC.



In 2001, Australian insurance brokers voted Chubb Insurance Company of Australia the best overall underwriter for the third consecutive year. With this reputation, it's no wonder that the Westfield Group, which funds, creates and manages regional shopping centers, sought insurance from Chubb to protect its operations in Australia, New Zealand and the U.K. Chubb's capacity, long-term commitment and interactive approach to claims settlement issues have made the relationship work for more than 10 years. How does Westfield, a global leader in its industry, define the Chubb brand? Certainty, security and a willingness to engage in an open, interactive business partnership — qualities you would expect from an award-winning insurer.

Photo: Meeting at Westfield Shoppingtown in Hornsby, New South Wales, are David Bidmead, director, Marsh Inc.; Eamonn Cunningham, Westfield's vice president of Global Risk Management; Dermot McComiskey, Chubb's regional commercial insurance manager for Australia; Scott Leney, managing principal, Marsh Inc.; and David Nyholm, Chubb's claim business consultant in Sydney.



Protecting the reputation of its top premium spirits, wine and quick-service restaurant brands is the key to Allied Domecq's global risk management program. The global company produces, markets and distributes such brands as Ballantine's, Beefeater, Kahlúa, Canadian Club, Mumm, Perrier Jouët, Montana, Clos du Bois, Dunkin' Donuts, Baskin-Robbins and Togo's. For more than 10 years, Chubb has served up a cutting-edge risk management program for Allied Domecq with outstanding claim and loss prevention services. "We rely on Chubb to act swiftly, effectively and professionally," says Mark Clifford, Allied Domecq's global risk manager. "To me, the Chubb brand means security."

Photo: At Allied Domecq's Scotch whisky aging facility in Dumbuck, Scotland, are Stuart Payne, Chubb's claim business consultant in Birmingham, England; Mark Clifford, Allied Domecq's group risk manager; and Mark Appleton, Chubb's risk management accounts manager in London.


Jess Chang

Meet a few of our employees who exemplify the Chubb brand.

Jess Chang has been with Chubb only two years, but already she says it's the best job she's ever had. In her role as an actuary for Chubb's reinsurance arm, ChubbRe, in Bernardsville, New Jersey, Jess meets customers first-hand, getting a chance to learn how they operate and think so she can properly price and analyze the risk. Her 15 years of experience in the reinsurance industry are put to work every day. For the customer, the opportunity to discuss issues with Jess means a higher comfort level with ChubbRe and better service. And for Jess, it means a more interesting and rewarding career.

With a Ph.D. in economics, Anton Theunissen serves as senior vice president and chief research officer for Chubb Financial Solutions Inc., the Chubb subsidiary that offers a broad range of insurance and capital market techniques to address complex operational and financial risks. Based in New York City, Anton works with a team of CFSI researchers, underwriters and lawyers to analyze trades and perform asset pricing for sophisticated financial customers. Although CFSI is only two years old, it is a well-respected factor in the marketplace, thanks to employees like Anton and the support it receives from The Chubb Corporation.


Anton Theunissen


Mary Sklarski

A good businessperson can learn anything. That's Mary Sklarski's motto not only when she's recruiting for Chubb's Portland, Oregon, office, but also when she's managing her own career. In 21 years with Chubb, Mary has held nine different positions. With each new assignment, she has broadened her experience and developed new skills — underwriting, marketing and branch management. For this vice president and branch manager, being respected for her knowledge and having the ability to stretch to a new position has made her Chubb career a rewarding one.

From southern Europe to Latin America, Marta Gomez Llorente has been helping to build up Chubb's specialty insurance business for more than 12 years. Challenged today by the diverse legal, economic and cultural issues of Latin America, Marta and her staff visit customers and brokers throughout the region to educate them on the risks they face and how the Chubb difference can help protect them. What makes Chubb special, according to Marta, is the way we treat our people — valuing good ideas and providing challenges. It's also the way we treat our customers — taking time to understand their businesses and staying loyal to our principles and values. This is why brokers and customers respect and trust us, and why Marta and her team are passionate about working for Chubb.


Marta Gomez Llorente


Patrick Fouché

After a four-year internship with Chubb as a college student, Patrick Fouché chose to continue working for Chubb as an underwriting trainee. That was 10 years ago. Today, as a vice president and marketing manager, he concentrates on building relationships with agents and brokers in the northeastern U.S. to increase Chubb's profitability and growth. What keeps him motivated? According to Patrick, it's Chubb's industry leadership, professional distribution force and talented staff. It's also Chubb's values of integrity and fairness which make it easier to handle any type of business challenge that comes his way.

Maggie Wong regards her agents, brokers and customers as friends. As the marine underwriting manager for the Greater China region, she stays in constant contact with them. When faced with a problem, she puts herself in her customer's shoes to come up with the solution. It's an approach that's worked for Maggie for some eight years as she's advanced her career from local department manager to regional manager. What's also helped her advance are Chubb's clear guidelines and support from managers who encourage her to choose quality customers. For Maggie, that means she's able to focus on doing what's right for her customers and for Chubb.


Maggie Wong

FINANCIAL REPORTING RESPONSIBILITY

Management is responsible for the integrity of the financial information included in this annual report and for ascertaining that such information presents fairly the financial position and operating results of the Corporation. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. Such statements include informed estimates and judgments of management for those transactions that are not yet complete or for which the ultimate effects cannot be precisely determined. Financial information presented elsewhere in this annual report is consistent with that in the financial statements.

The accounting systems and internal accounting controls of the Corporation are designed to provide reasonable assurance that assets are safeguarded against losses from unauthorized use or disposition, that transactions are executed in accordance with management's authorization and that the financial records are reliable for preparing financial statements and maintaining accountability for assets. Qualified personnel throughout the organization maintain and monitor these internal accounting controls on an ongoing basis. In addition, the Corporation's Internal Audit Department systematically reviews these controls, evaluates their adequacy and effectiveness and reports thereon.

The Corporation engages Ernst & Young LLP as independent auditors to audit its financial statements and express their opinion thereon. They have full access to each member of management in conducting their audits. Such audits are conducted in accordance with auditing standards generally accepted in the United States and include a review and evaluation of the system of internal accounting controls, tests of the accounting records and other auditing procedures they consider necessary to express their opinion on the consolidated financial statements.

The Corporation's accounting policies and internal controls are under the general oversight of the Board of Directors acting through its Audit Committee. This Committee is composed entirely of Directors who are not officers or employees of the Corporation. The Committee meets regularly with management, the internal auditors and the independent auditors to review the accounting principles and practices employed by the Corporation and to discuss auditing, internal control and financial reporting matters. Both the internal and independent auditors have, at all times, unrestricted access to the Audit Committee, without members of management present, to discuss the results of their audits, their evaluations of the adequacy of the Corporation's internal accounting controls and the quality of the Corporation's financial reporting, and any other matter that they believe should be brought to the attention of the Committee.

SUPPLEMENTARY FINANCIAL DATA

	In Millions Years Ended December 31		
	2001 (a)	2000	1999
Property and Casualty Insurance			
Underwriting			
Net Premiums Written	$6,961.5	$6,333.2	$5,701.1
Increase in Unearned Premiums	(305.1)	(187.3)	(49.1)
Premiums Earned	6,656.4	6,145.9	5,652.0
Claims and Claim Expenses	5,357.4	4,127.7	3,942.0
Operating Costs and Expenses	2,260.8	2,076.6	1,841.5
Decrease (Increase) in Deferred Policy Acquisition Costs	(86.8)	(62.3)	4.2
Dividends to Policyholders	28.5	27.5	43.1
Underwriting Loss	(903.5)	(23.6)	(178.8)
Investments			
Investment Income Before Expenses	914.7	890.8	832.6
Investment Expenses	12.1	11.6	11.6
Investment Income	902.6	879.2	821.0
Amortization of Goodwill and Other Charges	(52.3)	(52.2)	(16.0)
Property and Casualty Income	(53.2)	803.4	626.2
Corporate and Other	(13.6)	(3.9)	(3.5)
CONSOLIDATED OPERATING INCOME (LOSS) BEFORE INCOME TAX	(66.8)	799.5	622.7
Federal and Foreign Income Tax (Credit)	(177.8)	118.4	57.4
CONSOLIDATED OPERATING INCOME	111.0	681.1	565.3
Realized Investment Gains After Income Tax	.5	33.5	55.8
CONSOLIDATED NET INCOME	$ 111.5	$ 714.6	$ 621.1
Property and Casualty Investment Income After Income Tax	$ 749.1	$ 735.2	$ 691.9
Diluted Earnings Per Share Data			
Consolidated Operating Income	$ .63	$ 3.82	$ 3.33
Consolidated Net Income	.63	4.01	3.66

(a) Results for 2001 include net costs of $645.0 million ($420.0 million after-tax or $2.39 per share) related to the September 11 attack and net surety bond losses of $220.0 million ($143.0 million after-tax or $0.81 per share) related to the bankruptcy of Enron Corp.

PROPERTY AND CASUALTY UNDERWRITING RESULTS

Net Premiums Written *(In Millions of Dollars)*

	2001(a)	2000	1999	1998	1997
Personal Insurance					
Automobile	$ 480.2	$ 403.3	$ 346.1	$ 309.4	$ 298.6
Homeowners	1,065.4	927.6	826.7	735.1	697.4
Other	435.5	391.9	351.7	320.2	310.4
Total Personal	1,981.1	1,722.8	1,524.5	1,364.7	1,306.4
Commercial Insurance					
Multiple Peril	767.4	734.8	754.5	817.8	843.7
Casualty	799.8	781.3	828.2	900.5	915.8
Workers' Compensation	355.1	320.9	299.5	320.8	296.7
Property and Marine	568.5	503.6	498.4	524.0	583.0
Total Commercial	2,490.8	2,340.6	2,380.6	2,563.1	2,639.2
Specialty Insurance					
Executive Protection	1,348.7	1,274.7	1,038.0	916.5	861.3
Financial Institutions	534.2	504.9	385.8	391.6	384.3
Other	606.7	490.2	372.2	267.6	256.8
Total Specialty	2,489.6	2,269.8	1,796.0	1,575.7	1,502.4
Total	$6,961.5	$6,333.2	$5,701.1	$5,503.5	$5,448.0

Combined Loss and Expense Ratios

	2001(a)	2000	1999	1998	1997
Personal Insurance					
Automobile	99.8%	95.9%	91.8%	89.2%	86.6%
Homeowners	112.6	100.8	97.9	90.8	88.9
Other	75.8	71.4	69.4	70.2	66.9
Total Personal	101.3	92.9	89.9	85.6	83.1
Commercial Insurance					
Multiple Peril	109.6	114.5	130.4	122.7	117.1
Casualty	114.9	118.7	119.3	114.6	113.5
Workers' Compensation	92.9	99.8	112.6	111.5	105.0
Property and Marine	115.8	115.0	111.3	116.5	105.5
Total Commercial	110.5	114.2	120.4	117.2	112.0
Specialty Insurance					
Executive Protection	94.0	86.2	84.2	75.3	74.5
Financial Institutions	187.7	90.6	95.5	86.7	91.5
Other	146.2	105.5	92.9	100.9	85.0
Total Specialty	125.5	91.3	88.5	82.5	80.7
Total	113.4%	100.4%	102.8%	99.8%	96.9%

(a) Underwriting results for 2001 excluding the effects of the September 11 attack are presented on page 26.

The combined loss and expense ratio, expressed as a percentage, is the key measure of underwriting profitability traditionally used in the property and casualty insurance business. It is the sum of the ratio of losses to premiums earned plus the ratio of underwriting expenses to premiums written after reducing both premium amounts by dividends to policyholders.

The underwriting results for prior years include certain reclassifications to conform with the 2001 presentation, which more closely reflects the way the property and casualty business is now managed. The total net premiums written and combined loss and expense ratios are not affected.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis of financial condition and results of operations addresses the financial condition of The Chubb Corporation (the Corporation) and its subsidiaries as of December 31, 2001 compared with December 31, 2000 and the Corporation's results of operations for each of the three years in the period ended December 31, 2001. This discussion should be read in conjunction with the consolidated financial statements and related notes on pages 48 through 71 and other supplementary financial information on pages 21, 22 and 44 through 47.

Cautionary Statement Regarding Forward-Looking Information

Certain of the statements contained in this Annual Report or in Part I of the Corporation's Form 10-K (other than statements of historical fact) may be considered to be "forward looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as "will result", "is expected to", "will continue", "is anticipated", or similar expressions are intended to identify forward looking statements, although not all forward looking statements contain those identifying words. Such forward looking statements are subject to certain risks, uncertainties and assumptions about our business. The factors that could cause actual results to differ materially from those suggested by any such statements include but are not limited to those discussed or identified from time to time in the Corporation's public filings with the Securities and Exchange Commission and specifically to risks or uncertainties associated with any one or more of the following:

- the availability of primary and reinsurance coverage, including the implications relating to the absence of terrorism legislation;
- global political conditions and the occurrence of any terrorist attacks, including any nuclear, biological or chemical events;
- premium price increases and profitability or growth estimates overall or by lines of business, and related expectations with respect to the timing and terms of any required regulatory approvals;
- our expectations with respect to cash flow projections and investment income and with respect to other income;
- the adequacy of loss reserves including:
  - our expectations relating to insurance losses from the September 11 attack and related reinsurance recoverables;
  - any impact from the bankruptcy protection sought by various asbestos producers and other related businesses;
  - any changes in judicial or legislative decisions relating to coverage and liability for asbestos and toxic waste claims;
- Enron-related effects, including:
  - the effects on the energy markets and the companies that participate in them;
  - the effects on the capital markets and the markets for directors and officers and errors and omissions insurance;
  - claims and litigation arising out of accounting disclosures by other companies;
  - any legislative or regulatory proposals or changes;
- general economic conditions including:
  - changes in interest rates and the performance of the financial markets;
  - changes in domestic and foreign laws, regulations and taxes;
  - changes in competition and pricing environments;
  - regional or general changes in asset valuations;
  - the occurrence of significant weather-related or other natural or human-made disasters;
  - the inability to reinsure certain risks economically;
  - changes in the litigation environment;
  - general market conditions.

The Corporation assumes no obligation to update any forward looking information set forth in this Annual Report or in Part I of the Corporation's Form 10-K, which speak as of the respective dates thereof.

Critical Accounting Estimates and Judgments

The consolidated financial statements include amounts based on informed estimates and judgments of management for those transactions that are not yet complete or for which the ultimate effects are uncertain. Such estimates and judgments affect the reported amounts in the financial statements. Those estimates and judgments that were most critical to the preparation of the financial statements involved the adequacy of loss reserves and, to a lesser extent, the fair value of credit derivative obligations and the recoverability of the carrying value of real estate properties. These estimates and judgments are discussed within the following analysis of our results of operations. If different estimates and judgments had been applied, materially different amounts might have been reported in the financial statements.

Earnings Summary

Operating income, which excludes realized investment gains and losses, was $111 million in 2001 compared with $681 million in 2000 and $565 million in 1999. Operating income in 2001 was adversely affected by two large loss events. In the third quarter, we incurred net costs of $645 million, or $420 million after-tax, related to the September 11 attack in the United States. Then, in the fourth quarter, we recognized net surety bond losses of $220 million, or $143 million after-tax, arising from the bankruptcy of Enron Corp.

Net income, which includes realized investment gains and losses, was $112 million in 2001 compared with $715 million in 2000 and $621 million in 1999.

Property and Casualty Insurance

OVERVIEW

Our property and casualty business incurred an operating loss before taxes of $53 million in 2001 compared with operating income of $803 million in 2000 and $626 million in 1999. Excluding the net costs of $645 million related to the September 11 attack and the net surety bond losses of $220 million related to Enron, operating income before taxes was $812 million in 2001, similar to that in 2000. The higher earnings in 2000 compared with 1999 were due primarily to an improvement in underwriting results, caused in large part by substantially lower catastrophe losses.

A summary of our property and casualty insurance operating results for the years ended December 31, 2001, 2000 and 1999 is included in the supplementary financial data on page 21. The following summary of our property and casualty insurance operating results for 2001 also presents such results excluding the impact of the September 11 attack and shows the impact of the September 11 attack separately.

	Total	Impact of Sept. 11 Attack	Excluding Impact of Sept. 11 Attack
		(in millions)	
Underwriting			
Net premiums written	$6,961	$ 30	$6,931
Increase in unearned premiums	(305)		(305)
Premiums earned	6,656	30	6,626
Claims and claim expenses	5,357	665	4,692
Operating costs and expenses	2,261		2,261
Increase in deferred policy acquisition costs	(87)		(87)
Dividends to policyholders	29		29
Total claims and expenses	7,560	665	6,895
Underwriting loss	(904)	(635)	(269)
Investment income	903		903
Amortization of goodwill and other charges	(52)	(10)	(42)
Property and casualty income (loss) before tax	$ (53)	$(645)	$ 592

The pre-tax costs of $645 million related to the September 11 attack had three components. First, in our insurance business, we incurred estimated net claims and claim expenses of $555 million plus reinsurance reinstatement costs of $50 million, for an aggregate cost of $605 million. Second, in our reinsurance business written through Chubb Re, which is included in other specialty results, we incurred estimated net claims and claim expenses of $110 million and recognized net reinstatement premium revenue of $80 million, for a net cost of $30 million. Finally, we recorded a $10 million charge, included in other charges, as our share of the losses publicly estimated by Hiscox plc, a U.K. insurer in which we have a 28% interest.

We estimate that our gross claims and claim expenses from the September 11 attack were about $3 billion. Most of the claims were from property exposure and business interruption losses. We also had significant workers' compensation losses. Our net claims and claim expenses of $665 million were significantly lower than the gross amount due to various reinsurance agreements. Our property exposures were protected by facultative reinsurance, a property per risk treaty that limited our net loss per risk, and our property catastrophe treaty. Our workers' compensation losses were protected by a casualty catastrophe treaty and a casualty clash treaty. Based on our review of our reinsurance programs, we estimated the amount of reinsurance recoverable. We believe the estimate is reasonable based on information available at the present time. We have also modeled the estimated recoveries by individual reinsurer. Based on this analysis, we estimate that 98% of our reinsurance is with reinsurers or markets rated investment grade or rated A or better by A.M. Best Company.

Business interruption claims from the September 11 attack will take some time to settle, while potential liability claims, if initiated, could take years to settle. Given that, we have no evidence of any emerging issues that would cause us to change our reserve estimates. While it is possible that our estimate of ultimate net losses related to the September 11 attack may change in the future, we do not expect that any such change

Total Property & Casualty Insurance


NET PREMIUMS WRITTEN (in millions of dollars)
1997
$5,448
1998
$5,504
1999
$5,701
2000
$6,333
2001
$6,931*
Commercial
Specialty
Personal

* Excludes Reinstatement Premiums Related to September 11 Attack


COMBINED LOSS & EXPENSE RATIOS
130%
120%
110%
100%
90%
80%
70%
Commercial
Specialty
Personal
1997
1998
1999
2000
2001*

* Excludes Impact of September 11 Attack

would have a material effect on the Corporation's consolidated financial condition or liquidity.

UNDERWRITING RESULTS

Underwriting results by class of business for the years ended December 31, 2001, 2000 and 1999 are presented on page 22. In 2001, we formed three strategic business units: Chubb Personal Insurance, Chubb Commercial Insurance and Chubb Specialty Insurance. In conjunction with the formation of the strategic business units, we have reclassified property and marine business from our specialty insurance segment to our commercial insurance segment and also reclassified some business that was included within executive protection to multiple peril. Prior year amounts have been reclassified.

Each of our underwriting segments was affected by the September 11 attack. However, the greatest impact by far was on our financial institutions business, which is part of our specialty insurance segment. Due to the distorting effect of the September 11 attack on our

Total Property & Casualty Insurance

COMBINED LOSS & EXPENSE RATIOS

	Expense Ratio	Loss Ratio	Combined Ratio
1997	32.4	64.5	96.9%
1998	33.5	66.3	99.8%
1999	32.5	70.3	102.8%
2000	32.9	67.5	100.4%
2001	32.8	71.1	103.9%*

** Excludes Impact of September 11 Attack*

2001 underwriting results, the remaining discussion and analysis of our underwriting results excludes the impact of the September 11 attack, unless otherwise noted. The following is a summary of our underwriting results for 2001 by class of business excluding the impact of the September 11 attack.

	Net Premiums Written	Combined Loss and Expense Ratios
	(in millions)	
Personal insurance		
Automobile	$ 480	98.7%
Homeowners	1,065	111.2
Other	436	75.5
Total personal	1,981	100.2
Commercial insurance		
Multiple peril	772	102.1
Casualty	800	111.0
Workers' compensation	355	92.2
Property and marine	569	112.7
Total commercial	2,496	106.1
Specialty insurance		
Executive protection	1,349	94.0
Financial institutions	574	94.7
Other	531	142.9 (a)
Total specialty	2,454	104.5 (a)
Total	$6,931	103.9%(a)

(a) Includes the effect of net surety bond losses of $220 million related to Enron. Excluding the effect of the Enron surety losses, the combined loss and expense ratio was 99.2% for other specialty, 95.3% for total specialty and 100.5% in total.

Net premiums written were $6.9 billion in 2001, an increase of 9% over 2000. Reported net premiums written increased 11% in 2000 compared with 1999. Reported premium growth in 2000 was affected by the inclusion of premiums written by Executive Risk Inc. since July 1999, the date it was acquired by the Corporation. Executive Risk was a specialty insurance company offering primarily directors and officers and errors and omissions coverages. Excluding the effect of the acquisition of Executive Risk, premium growth was 8% in 2000.

Substantial premium growth was achieved in 2001 and 2000 outside the United States, particularly in Europe, our largest foreign market. Non-U.S. premiums grew 16% in both 2001 and 2000 in local currencies. However, due to the strength of the U.S. dollar, particularly in 2000, reported non-U.S. premiums increased by 12% in 2001 and only 9% in 2000.

Personal coverages accounted for $2.0 billion or 29% of 2001 net premiums written, commercial coverages for $2.5 billion or 36% and specialty coverages for $2.4 billion or 35%.

Premium growth in personal lines was strong in both 2001 and 2000. In our commercial classes, which include multiple peril, casualty, workers' compensation and property and marine, premiums decreased in 2000 as higher prices were more than offset by lower retention rates, the latter due in part to our pruning of underperforming accounts where we could not attain price adequacy. The marketplace continued to improve in 2001 with many of our competitors increasing rates even before September 11. As a result, our commercial lines premiums began to increase in 2001, particularly in the fourth quarter, as we retained more of our business and wrote more new business. Premium growth in the specialty lines was restricted in 2001, primarily due to the lack of growth in our executive protection business caused by our writing fewer multi-year policies as well as our initiative to increase pricing and to not renew underperforming accounts.

The tragic event of September 11 and its aftermath have accelerated changes in commercial insurance markets. In the wake of heavy insurance industry losses, many insurance companies have sought substantial price increases, raised deductibles, reduced coverage limits or declined outright to renew coverage. In this environment, we are seeing more opportunities to write new, high quality accounts and we are retaining more of our business. We are getting substantial rate increases on business we write, often with more restrictive policy terms and conditions. We expect that this trend will continue during 2002.

At the same time, as a result of the substantial losses incurred by reinsurers, the cost of reinsurance in the marketplace is increasing significantly and reinsurance capacity for certain coverages, such as terrorism, is limited. We are operating under the assumption that our reinsurers will not cover most forms of terrorism. The insurance industry has asked for a government backstop for any future terrorist attacks. However, Congress has not enacted a legislative solution to terrorism related losses.

We expect that reinsurers will restructure our property per risk reinsurance to limit the amount of catastrophe risk covered by these treaties. Also, in many cases, we will have to retain a larger share of a loss before property per risk reinsurance applies. We may not renew certain reinsurance programs because the terms being offered are too restrictive or because the programs have become prohibitively expensive. In fact, effective in January 2002, we did not renew a casualty catastrophe program that had substantially reduced our net workers' compensation losses from the September 11 attack. Our current property reinsurance program expires in April 2002. The potential increase in our net risk concentrations from a catastrophic event that would result from changes to our reinsurance arrangements may be offset to some degree by changes to our gross risk profile. In particular, we are making a concerted effort to reduce terrorism risk aggregations. A shortage of reinsurance capacity could constrain our ability to respond to business opportunities and could make our future operating results more volatile.

Underwriting results were unprofitable in 2001 due primarily to the Enron-related surety bond losses described below, compared with near breakeven results in 2000 and unprofitable results in 1999. The combined loss and expense ratio, the common measure of underwriting profitability, was 103.9% in 2001 compared with 100.4% in 2000 and 102.8% in 1999.

The surety losses arising from the Enron bankruptcy relate to bonds issued to various obligees in connection with Enron commitments. We recognized our maximum surety exposure of $220 million, net of reinsurance, in the fourth quarter of 2001. However, certain of these bonds are the subject of litigation. Management believes there are reasonable grounds for challenging the validity of our obligations under the bonds that are the subject of the litigation and intends to pursue the litigation vigorously. If we are successful in the litigation, any favorable development would be reflected in future operating results.

Excluding the effect of the Enron surety losses, the combined loss and expense ratio was 100.5% in 2001, similar to the 100.4% in the prior year.

The loss ratio, excluding the effect of the Enron surety losses, was 67.7% in 2001 compared with 67.5% in 2000 and 70.3% in 1999. Catastrophe losses other than those related to the September 11 attack were $114 million in 2001 which represented 1.7 percentage points of the loss ratio compared with $72 million or 1.2 percentage points in 2000 and $225 million or 4.0 percentage points in 1999. Catastrophe losses affecting results each year resulted primarily from weather-related events in the United States, including in particular Tropical Storm Allison in the second quarter of 2001 and Hurricane Floyd in the third quarter of 1999. Other than reinsurance recoveries related to the September 11 attack, we did not have any recoveries from our catastrophe reinsurance program during the three year period since there were no other individual catastrophes for which our losses exceeded the initial retention. Currently, our initial retention level for each catastrophic event is approximately $100 million in the

Personal Insurance

NET PREMIUMS WRITTEN (in millions of dollars)


1997
$1,306
1998
$1,365
1999
$1,524
2000
$1,723
2001
$1,981
Automobile
Homeowners
Other

COMBINED LOSS & EXPENSE RATIOS


120%
110%
100%
90%
80%
70%
60%
Homeowners
Automobile
Other
1997
1998
1999
2000
2001*

* Excludes Impact of September 11 Attack

United States and generally $25 million outside the United States. Our initial retention may increase when our catastrophe reinsurance program is renewed in 2002.

Our expense ratio was 32.8% in 2001 compared with 32.9% in 2000 and 32.5% in 1999. The increase in the expense ratio in 2000 was due to overhead expenses growing at a somewhat higher rate than written premiums.

Personal Insurance

Net premiums from personal insurance increased 15% in 2001 compared with a 13% increase in 2000. We continued to grow our personal lines business with the in-force policy count for all coverages increasing. During 2001, our in-force policy count increased 14% for automobile, 8% for homeowners and 10% for other coverages. Personal lines premiums outside the United States grew significantly in 2001 and 2000, although from a small base. Much of this growth was in Europe where remedial actions to increase rates and improve the profitability of this business are in progress.

Our personal insurance business produced near breakeven underwriting results in 2001 compared with substantial profits in 2000 and 1999. The combined loss and expense ratio was 100.2% in 2001 compared with 92.9% in 2000 and 89.9% in 1999.

Homeowners results were unprofitable in 2001 compared with near breakeven results in 2000 and profitable results in 1999. Results deteriorated significantly in 2001 due primarily to a substantial increase in the frequency and severity of water damage claims, including those related to mold, as well as rate deficiencies in several states and inadequate insurance to value. Results deteriorated in 2000 compared with 1999 due to an increase in large non-catastrophe losses that more than offset a decrease in catastrophe losses. Catastrophe losses represented 5.4 percentage points of the loss ratio for this class in 2001 compared with 7.3 percentage points in 2000 and 11.8 percentage points in 1999. Homeowners results were unprofitable in Europe in each of the past three years as we are still building the critical mass necessary to absorb the costs of operating that franchise.

Our personal automobile business was profitable in each of the last three years. However, profitability decreased in 2000 and again in 2001 due to an increase in the frequency of losses in the liability component of this business. Results in each year benefited from stable loss severity.

Other personal coverages, which include insurance for personal valuables and excess liability, produced highly profitable results in each of the past three years, as favorable loss experience has continued.

In the latter part of 2001, we had homeowners rate increases approved in many of the states where rates are deficient. We are seeking a second round of rate increases and are increasing insurance to value. We saw a dramatic proliferation of water damage claims in 2001, particularly in Texas, where state mandated policy language has contributed to broader water damage coverage. We are closely monitoring the water damage issue in Texas and in other states where it is becoming a growing concern. If necessary, we will reduce our presence in states where we cannot attain rate adequacy due to regulatory constraints or adverse loss trends.

Commercial Insurance

Net premiums from commercial insurance increased 7% in 2001 compared with a 2% decrease in 2000. The decrease in premiums in 2000 was the result of the strategy we put in place in late 1998 to increase the pricing in these classes and to not renew underperforming business where we could not attain price adequacy. As a result, retention levels were significantly below historical levels during 2000. On the business that was renewed, however, rates increased steadily. Rate increases remained firm in 2001. Premiums began to increase in 2001 as retention levels improved, particularly in the second half of the year. In addition, new business accelerated in the fourth quarter. Exposure growth, however, was minimal in 2001 due to the weak economy.

Our commercial insurance business produced underwriting losses in each of the past three years, but has shown substantial improvement in each succeeding year. The improvement was due in large part to the cumulative effect of the pricing increases and more stringent risk selection in recent years. The combined loss and expense ratio was 106.1% in 2001 compared with 114.2% in 2000 and 120.4% in 1999.

Commercial insurance results, particularly in the casualty classes, were adversely affected in each of the past three years by incurred losses related to asbestos and toxic waste claims. Such losses were $61 million in 2001, $31 million in 2000 and $47 million in 1999. The higher incurred losses in 2001 were the result of adverse trends in asbestos related exposure (see "Loss Reserves").

Commercial Insurance



NET PREMIUMS WRITTEN (in millions of dollars)
1997
$2,639
1998
$2,563
1999
$2,381
2000
$2,340
2001
$2,496*
Multiple Peril
Casualty
Workers' Compensation
Property & Marine

* Excludes Reinstatement Premiums Related to September 11 Attack



COMBINED LOSS & EXPENSE RATIOS
140%
130%
120%
110%
100%
90%
80%
1997
1998
1999
2000
2001*
Property & Marine
Casualty
Multiple Peril
Workers' Compensation

* Excludes Impact of September 11 Attack

Multiple peril results were near breakeven in 2001 compared with unprofitable results in 2000 and highly unprofitable results in 1999. The improvement in 2001 was principally in the liability component of this business due to a lower frequency and severity of losses. The improvement in 2000 occurred in both the property and liability components due to a lower frequency of large losses in both the United States and overseas. Results in the property component in 2000 also benefited from an absence of catastrophe losses. Conversely, results in 1999 were adversely affected by higher catastrophe losses. Catastrophe losses represented 3.0 percentage points of the loss ratio for this class in 2001 and 9.2 percentage points in 1999. There were virtually no catastrophe losses in 2000.

Results for our casualty business improved considerably in 2001 compared with the prior two years, but remained unprofitable. The improvement in 2001 was primarily in the automobile component of this business and, to a lesser extent, the primary liability component.

Results in 2000 were similar with those in 1999, as improvement in the primary liability component was offset by deterioration in the automobile component. The automobile component was modestly unprofitable in 2001 compared with highly unprofitable results in 2000 and 1999. The significant improvement in 2001 was due to higher rates and the culling of loss prone business, which resulted in a lower frequency of losses. Results had deteriorated in 2000 due to inadequate prices and an increased frequency of losses. Results for the primary liability component were unprofitable in each of the past three years, but improved in each succeeding year. The excess liability component was somewhat more unprofitable in 2001 compared with the previous two years. The severity of the large losses that are prevalent in this class has increased in recent years. Excess liability results in each of the past three years benefited from favorable development of prior year loss reserves. As noted above, casualty results in each of the past three years were adversely affected by incurred losses related to asbestos and toxic waste claims. Casualty results outside the United States were near breakeven in 2001 compared with unprofitable results in 2000 and profitable results in 1999.

Workers' compensation results were highly profitable in 2001 compared with near breakeven results in 2000 and unprofitable results in 1999. The improvement each year was due to higher rates as well as a lower frequency of losses, resulting in large part from our disciplined risk selection during the past several years.

Property and marine results remained highly unprofitable over the past three years. The positive effect of the pricing initiative and the culling of unprofitable accounts was offset each year by a high frequency of large property losses. Overseas losses were significantly higher in 2001 and 2000. Results in 1999 were adversely affected by higher catastrophe losses. Catastrophe losses represented 5.4 points of the loss ratio for this class in 2001 compared with 1.7 points in 2000 and 10.2 points in 1999.

Specialty Insurance

Reported net premiums from specialty commercial insurance increased by 8% in 2001 compared with a 26% increase in 2000. Excluding the effect of including only six months of Executive Risk business in 1999, premium growth was about 17% in 2000.

Our strategy of working closely with our customers and our ability to bring new products to market and differentiate such products continue to enable us to renew a considerable percentage of our executive protection and financial institutions business. However, executive protection premium growth was only 6% in 2001. Recent claim severity trends indicated the need for higher rates and improved policy terms. As a result, we initiated a program to increase pricing and to not renew business that no longer meets our underwriting criteria. The low growth in 2001 was due to our writing fewer multi-year policies and the non-renewal of unprofitable business. Rates increased steadily in 2001, particularly for public company directors and officers liability business. As a result of the improved pricing, executive protection premiums increased 13% in the fourth quarter of 2001.

Financial institutions had solid premium growth of 14% in 2001 due to both new business and higher rates. Expansion of the standard commercial component of this business may be somewhat restrained in 2002 by our management of terrorism exposure concentrations.

Growth in our other specialty commercial business was primarily from Chubb Re, our reinsurance business that began operations in 1999. Premiums produced by Chubb Re amounted to $199 million in 2001 compared with $158 million in 2000 and $73 million in 1999. We expect reinsurance assumed business to be a significant contributor to growth in 2002.

Our specialty commercial underwriting results were unprofitable in 2001 due to the Enron surety losses, compared with highly profitable results in 2000 and 1999. The combined loss and expense ratio was 104.5% in 2001 compared with 91.3% in 2000 and 88.5% in 1999. Excluding the effect of the Enron surety losses, underwriting results were profitable in 2001 as evidenced by a 95.3% combined loss and expense ratio.

Executive protection results were profitable in each of the past three years due to favorable development of prior year loss reserves, particularly in the directors and officers and fiduciary liability components. However, profit margins have narrowed in the most recent accident years. Our employment practices liability business for large employers was unprofitable in each of the past three years. Overseas results were modestly unprofitable in 2001 due to several large directors and officers liability losses, compared with highly profitable results in the prior two years.

Our financial institutions business was profitable in each of the last three years due to favorable loss experience in the fidelity component of this business. Results from our errors and omissions business were unprofitable in 2001 due to an increase in loss severity. The standard commercial business written on financial institutions produced profitable results in 2001 compared with breakeven results in 2000 and unprofitable results in 1999.

Results in our other specialty classes were highly unprofitable in 2001 due to the Enron surety losses. Excluding the Enron surety losses, other specialty results were near breakeven in 2001 compared with unprofitable results in 2000 and profitable results in 1999. Our reinsurance assumed business generated by Chubb Re produced a modest underwriting loss in each of the past three years. Aviation results were highly unprofitable in each of these years. We have reduced our participation in aviation business which will reduce our exposure to any future losses.

Surety results were highly profitable in 1999 and 2000 and, excluding the Enron surety losses, were highly profitable in 2001. As a result of disarray in the surety reinsurance market caused in large part by the Enron bankruptcy, the availability of surety reinsurance in the near term will be significantly reduced. As a result, our future surety results could be more volatile.

Specialty Insurance

NET PREMIUMS WRITTEN (in millions of dollars)



1997
$1,503
1998
$1,576
1999
$1,796
2000
$2,270
2001
$2,454*
Executive Protection
Financial Institutions
Other

* *Excludes Reinstatement Premiums Related to September 11 Attack*

COMBINED LOSS & EXPENSE RATIOS



160%
140%
120%
100%
80%
60%
1997
1998
1999
2000
2001*
Other
Financial Institutions
Executive Protection

* *Excludes Impact of September 11 Attack*

We have in force several gas forward purchase surety bonds similar to those issued to Enron. The total amount of bonds with one principal is $570 million, which far exceeds the combined amount of all other similar surety bonds. The principals under these surety bonds continue to perform at this time and we have no reason to doubt their continued ability to perform.

LOSS RESERVES

Loss reserves are our property and casualty subsidiaries' largest liability. Loss reserves at December 31, 2001 included significant amounts related to the September 11 attack and to our Enron surety exposure. The components of loss reserves were as follows:

	December 31		
	2001	2000	1999
		(in millions)	
Gross loss reserves			
Total, per balance sheet	$15,515	$11,904	$11,435
Less:			
Related to September 11 attack	2,775		
Related to Enron surety exposure	333		
Total, as adjusted	$12,407	$11,904	$11,435
Reinsurance recoverable			
Total, per balance sheet	$ 4,505	$ 1,853	$ 1,686
Less:			
Related to September 11 attack	2,239		
Related to Enron surety exposure	121		
Total, as adjusted	$ 2,145	$ 1,853	$ 1,686
Net loss reserves			
Total	$11,010	$10,051	$ 9,749
Total, as adjusted	10,262	10,051	9,749

Adjusted to exclude the loss reserves related to the September 11 attack and the Enron surety losses, loss reserves, net of reinsurance recoverable, increased by $211 million or 2% in 2001 compared with $302 million or 3% in 2000. Loss reserves for personal insurance and specialty insurance increased in 2001 and 2000 while loss reserves for commercial insurance decreased each year. Such decrease reflects the significant exposure reductions of the past several years and improved accident year results due to price increases and more stringent risk selection.

During 2001, we experienced overall favorable development of $196 million on loss reserves established as of the previous year-end. This compares with favorable development of $230 million in 2000 and $206 million in 1999. Such redundancies were reflected in operating results in these respective years. Each of the past three years benefited from favorable claim experience for certain liability classes, offset in part by losses incurred related to asbestos and toxic waste claims.

The process of establishing loss reserves is complex and imprecise as it reflects significant judgmental factors. This is true because claim settlements to be made in the future will be impacted by changing rates of inflation and other economic conditions, changing legislative, judicial and social environments and changes in our claim handling procedures.

We use a variety of actuarial methods to estimate loss reserves. These methods generally utilize analyses of historical patterns of the development of paid and reported losses by accident year for each class of business. This process relies on the basic assumption that past experience, adjusted for the effects of current developments and likely trends, is an appropriate basis for predicting future outcomes.

Our loss reserves include amounts related to short tail and long tail classes of business. Short tail classes consist principally of homeowners, personal valuables and commercial property business. For these classes, the estimation of loss reserves is less complex because claims are generally reported and settled quickly and the claims relate to tangible property.

Long-tail classes include directors and officers liability and other executive protection coverages, commercial excess liability and other liability classes. Most of our loss reserves relate to long tail liability classes of business. For many liability claims significant periods of time, ranging up to several years or more, may elapse between the occurrence of the loss, the reporting of the loss and the settlement of the claim. The longer the time span between the incidence of a loss and the settlement of the claim, the more the ultimate settlement amount can vary. For the long tail liability classes, a relatively small proportion of net losses in the more recent accident years are reported claims and an even smaller proportion are paid losses. Therefore, a relatively large proportion of our net losses for these classes are reserves for incurred but not reported (IBNR) losses — claims that had not yet been reported to us, some of which were not yet known to the insured, and future development on reported claims. In fact, approximately 60% of our aggregate net loss reserves at December 31, 2001 were for IBNR.

In spite of the inherent imprecision in the loss reserving process, financial reporting requirements dictate that we and other insurance companies report a single amount as the estimate of loss reserves at each balance sheet date.

Judicial decisions and legislative actions continue to broaden liability and policy definitions and to increase the severity of claim payments. As a result of this and other societal and economic developments, the uncertainties inherent in estimating ultimate claim costs on the basis of past experience have been exacerbated, further complicating the already complex loss reserving process.

The uncertainties relating to asbestos and toxic waste claims on insurance policies written many years ago are exacerbated by inconsistent court decisions and judicial and legislative interpretations of coverage that in some cases have tended to erode the clear and express intent of such policies and in others have expanded theories of liability. The industry as a whole is engaged in extensive litigation over these coverage and liability issues and is thus confronted with a continuing uncertainty in its efforts to quantify these exposures.

Asbestos remains the most significant and difficult mass tort for the insurance industry in terms of claims volume and dollar exposure. The continued flow of claims has pushed about a dozen manufacturers and users of asbestos products into bankruptcy since 2000. To date, approximately 50 companies have filed for bankruptcy as a result of asbestos liability. In part as a result of these bankruptcies, the volume and value of claims against viable asbestos defendants continue to increase.

Our most significant individual asbestos exposures involve traditional defendants who manufactured, distributed or installed asbestos products for whom we wrote excess liability coverages. While these insureds are relatively few in number, such exposure has increased in recent years due to the increased volume of claims, the erosion of much of the underlying limits and the bankruptcies of target defendants.

Our other asbestos exposures are mostly peripheral defendants, including a mix of manufacturers, distributors and installers of certain products that contain asbestos as well as premises owners. Generally, these insureds are named defendants on a regional rather than a nationwide basis. As the financial resources of traditional asbestos defendants have been depleted, plaintiffs are targeting these peripheral parties with greater frequency and, in many cases, for larger awards. In addition, the plaintiffs' bar continues to solicit new claimants through extensive advertising and through asbestos medical screenings. Litigation is then initiated even though many of the claimants do not show any signs of asbestos-related illness. Thus, new asbestos claims and new exposures on existing claims have continued unabated despite the fact that usage of asbestos has declined since the mid-1970's. Based on published projections, we expect that we will continue receiving asbestos claims at the current rate for at least the next several years.

Early asbestos claims focused on the major manufacturers, distributors or installers of asbestos products under the products liability section of primary general liability policies, which typically had aggregate limits that capped an insurer's liability. A growing number of asbestos claims by insureds are being presented as "non-products" claims, such as those by installers of asbestos products and by property owners who allegedly had asbestos on their property, under the premises or operations section of primary general liability policies. Unlike products exposures, these non-products exposures typically had no aggregate limits, creating potentially greater exposure. Further, in an effort to seek additional insurance coverage, some insureds that have substantially eroded their products coverage are presenting new asbestos claims as non-products premises or operations claims or attempting to reclassify old products claims. The extent to which insureds will be successful in obtaining coverage on this basis is uncertain.

The expanded focus of asbestos litigation beyond asbestos manufacturers and distributors to installers and premises owners has created in some instances conflicts among insureds, primary insurers and excess insurers, primarily involving questions regarding allocation of indemnity and expense costs and exhaustion of policy limits. These issues are generating costly coverage litigation with the potential for inconsistent results.

Federal legislation still appears to be the best vehicle for comprehensively addressing the asbestos problem. Any legislative solution would require the support of members of the plaintiffs' bar.

Significant uncertainty remains as to our ultimate liability related to asbestos related claims due to such factors as the long latency period between asbestos exposure and disease manifestation and the resulting potential for involvement of multiple policy periods for individual claims as well as the increase in the volume of claims by plaintiffs who claim exposure but who have no symptoms of asbestos-related disease and an increase in claims filed under the non-aggregate premises or operations section of general liability policies.

Hazardous waste sites are another significant potential exposure. Under the federal "Superfund" law and similar state statutes, when potentially responsible parties (PRPs) fail to handle the clean-up at a site, regulators have the work done and then attempt to establish legal liability against the PRPs. Most PRPs named to date are parties who have been generators, transporters, past or present land owners or past or present site operators. The PRPs disposed of toxic materials at a waste dump site or transported the materials to the site. In many instances, these PRPs had proper government authorization. Most sites have multiple PRPs. Insurance policies issued to PRPs were not intended to cover the clean-up costs of pollution and, in many cases, did not intend to cover the pollution itself. Pollution was not a recognized hazard at the time many of these policies were written. In more recent years, however, policies specifically exclude such exposures.

As the costs of environmental clean-up became substantial, PRPs and others increasingly filed claims with their insurance carriers. Litigation against insurers extends to issues of liability, coverage and other policy provisions.

There is great uncertainty involved in estimating our liabilities related to these claims. First, the liabilities of the claimants are extremely difficult to estimate. At any given site, the allocation of remediation costs among governmental authorities and the PRPs varies greatly depending on a variety of factors. Second, different courts have addressed liability and coverage issues regarding pollution claims and have reached inconsistent conclusions in their interpretation of several issues. These significant uncertainties are not likely to be resolved definitively in the near future.

Uncertainties also remain as to the Superfund law itself. Superfund's taxing authority expired on December 31, 1995 and has not been re-enacted. Notwithstanding continued pressure by the insurance industry and other interested parties to achieve a legislative solution that would reform the liability provisions of the law, federal legislation appears to be at a standstill. At this time, it is not possible to predict the direction that any reforms may take, when they may occur or the effect that any changes may have on the insurance industry.

Without federal movement on Superfund reform, the enforcement of Superfund liability is shifting to the states. States are being forced to reconsider state-level cleanup statutes and regulations. As individual states move forward, the potential for conflicting state regulation becomes greater. Significant uncertainty remains as to the cost of remediating the state sites. Because of the large number of state sites, such sites could prove even more costly in the aggregate than Superfund sites.

Toxic waste losses appear to be developing as expected due to relatively stable claim trends. In many cases, claims are being settled for less than initially anticipated due to various factors, including more efficient site remediation efforts and increasing success with policy buy backs.

Litigation costs remain substantial, particularly for hazardous waste claims. Primary policies provide a limit on indemnity payments but many do not limit defense costs. This unlimited defense provided in the policies sometimes leads to the payment of defense costs substantially exceeding the indemnity exposure. A substantial portion of the funds we have expended to date has been for legal fees incurred in the prolonged litigation of coverage issues.

Reserves for asbestos and toxic waste claims cannot be estimated with traditional loss reserving techniques that rely on historical accident year loss development factors. We have established case reserves and expense reserves for costs of related litigation where sufficient information has been developed to indicate the involvement of a specific insurance policy. In addition, IBNR reserves have been established to cover additional exposures on both known and unasserted claims.

The following table presents loss reserve activity, net of reinsurance recoverable, related to asbestos and toxic waste claims. Reinsurance recoveries related to these claims are not significant.

	Years Ended December 31		
	2001	2000	1999
		(in millions)	
Loss reserves, beginning of year	$450	$524	$1,075(a)
Incurred losses	61	31	47
Losses paid	99	105	598(a)
Loss reserves, end of year	$412	$450	$ 524

(a) Includes $549 million related to asbestos claims against Fibreboard Corporation.

Reserves for asbestos and toxic waste claims are continually reviewed and updated. Further increases in such loss reserves in 2002 and future years are possible as legal and factual issues concerning these claims continue to be clarified. The amount cannot be reasonably estimated at the present time.

Management believes that the aggregate loss reserves of the property and casualty subsidiaries at December 31, 2001 were adequate to cover claims for losses that had occurred, including both those known to us and those yet to be reported. In establishing such reserves, management considers facts currently known and the present state of the law and coverage litigation. However, given the expansion of coverage and liability by the courts and the legislatures in the past and the possibilities of similar interpretations in the future, particularly as they relate to asbestos and toxic waste claims, additional increases in loss reserves may emerge in future periods. Any such increases would have an adverse effect on future operating results. However, management does not expect that any such increases would have a material adverse effect on the Corporation's consolidated financial condition or liquidity.

CATASTROPHE EXPOSURE

The tragic event of September 11 changed the way the property and casualty insurance industry views catastrophic risk. Numerous classes of business have become exposed to terrorism related catastrophic risks in addition to the catastrophic risks related to natural occurrences. This has required us to change how we identify and evaluate risk accumulations. We have changed our underwriting protocols to address terrorism and the limited availability of terrorism reinsurance. However, given the uncertainty of the potential threats, we cannot be sure that we have addressed all the possibilities.

The Corporation's property and casualty subsidiaries also have exposure to insured losses caused by hurricanes, earthquakes, winter storms, windstorms and other natural catastrophic events. The frequency and severity of natural catastrophes are unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in an area affected by the event and the severity of the event. We continually assess our concentration of underwriting exposures in catastrophe prone areas globally and develop strategies to manage this exposure through individual risk selection, subject to regulatory constraints, and through the purchase of catastrophe reinsurance. In recent years, we have invested in modeling technologies and concentration management tools that enable us to better monitor and control catastrophe exposures. We also continue to

Property & Casualty Insurance


INVESTMENT INCOME AFTER TAXES
(in millions of dollars)
1997
$592
1998
$634
1999
$692
2000
$735
2001
$749
Tax Exempt Interest
Taxable Interest
Dividends


INVESTED ASSETS (in millions of dollars)
1997
$12,777
1998
$13,715
1999
$14,870
2000
$15,805
2001
$16,853
Tax Exempt Fixed Maturities
Taxable Fixed Maturities
Equity Securities
Short Term Investments

explore and analyze credible scientific evidence, including the impact of global climate change, that may affect our potential exposure under insurance policies.

INVESTMENTS AND LIQUIDITY

Property and casualty investment income after taxes increased 2% in 2001 compared with 2000 and 6% in 2000 compared with 1999. Reported growth in 2000 was due in part to the inclusion of Executive Risk investment income for only six months in 1999. Excluding the effect of the acquisition of Executive Risk, growth was about 3% in 2000. Growth in 2001 and 2000 was due to an increase in invested assets, which reflected substantial cash flow from operations over the period. Growth was dampened by lower available reinvestment rates on fixed maturities that matured in each year. The effective tax rate on our investment income was 17.0% in 2001 compared with 16.4% in 2000 and 15.7% in 1999. The effective tax rate increased each year as a result of our holding a somewhat smaller proportion of our investment portfolio in tax-exempt securities.

Generally, premiums are received by our property and casualty subsidiaries months or even years before losses are paid under the policies purchased by such premiums. These funds are used first to make current claim and expense payments. The balance is invested to augment the investment income generated by the existing portfolio. Historically, cash receipts from operations, consisting of insurance premiums and investment income, have provided more than sufficient funds to pay losses, operating expenses and dividends to the Corporation.

New cash available for investment by the property and casualty subsidiaries was approximately $570 million in 2001 compared with $560 million in 2000 and $940 million in 1999. New cash available in 2001 and 2000 was lower than in 1999 due primarily to paid losses growing at a higher rate than premium receipts in these years.

In addition to the cash from operations, the Corporation contributed $750 million to the property and casualty subsidiaries in the fourth quarter of 2001, of which $250 million was used to fund the purchase of a 19% interest in Allied World Assurance Holdings, Ltd, a newly formed Bermuda-based insurer.

In 2001, we invested new cash primarily in corporate bonds. In 2000, we invested new cash primarily in mortgage-backed securities. In 1999, new cash was invested in tax-exempt bonds and corporate bonds. During 1999, we reduced our equity securities portfolio by approximately $350 million with $145 million of the proceeds used to fund the purchase of a 28% interest in Hiscox plc, a U.K. personal and commercial specialty insurer. In each year, we tried to achieve the appropriate mix of taxable and tax-exempt securities in our portfolio to balance both investment and tax strategies.

We have evaluated our expected cash needs related to the settlement of claims from the September 11 attack. We expect to fund our obligations related to such claims from a combination of operating cash flows, maturity of fixed maturity securities and anticipated recovery of reinsurance. The period over which the payment of claims from the September 11 attack will be made is not yet determinable. Our property and casualty subsidiaries maintain investments in highly liquid, short-term and other marketable securities to provide for immediate cash needs. Should the need for additional liquidity develop, the Corporation could either sell a portion of its investment portfolio or draw down under its existing commercial paper or bank credit facilities.

Corporate and Other

Corporate and other includes investment income earned on corporate invested assets, interest expense and other expenses not allocated to the operating subsidiaries, and the results of Chubb Financial Solutions and our real estate and other non-insurance subsidiaries. Corporate and other produced a loss before taxes of $14 million in 2001 compared with a loss of $4 million in both 2000 and 1999. Interest expense increased each year due to the inclusion of interest expense on the debt assumed in connection with the Executive Risk acquisition in July 1999 and the issuance of short term and long term debt in 2001. In 2000, corporate and other included income of $10 million from a noncompete payment related to the sale of the Corporation's 50% interest in Associated Aviation Underwriters, Inc. (AAU).

CHUBB FINANCIAL SOLUTIONS

Chubb Financial Solutions (CFSI) was organized by the Corporation in 2000 to engage in developing and providing risk-financing services through the capital and insurance markets. Since its inception, CFSI's non-insurance operations have been primarily in the credit derivatives business, principally as a counterparty to credit default swaps. The Corporation guarantees all of these obligations. Income before taxes from the non-insurance business of CFSI was $7 million in 2001 and $3 million in 2000, which amounts are included in the corporate and other results. Revenues from this business, consisting of earned fees, were $27 million and $12 million in 2001 and 2000, respectively.

In a typical credit default swap, CFSI participates in the senior or super senior layer of a structure designed to replicate the performance of a portfolio of securities, loans or other debt obligations. The structure of these credit default swaps generally requires CFSI to make payment to counterparties to the extent cumulative losses, related to numerous credit events, exceed a specified attachment point.

Credit default swaps are derivatives and are carried at estimated fair value in the financial statements. Changes in fair value are included in income in the period of the change. Valuation models are used to estimate the fair value of our obligation in each credit default swap. Such valuations require considerable judgment and are subject to significant uncertainty. The fair value of our credit default swaps is subject to fluctuations arising from, among other factors, observable changes in credit spreads and interest rates. Increases in the fair value of obligations, which would result in a charge to income, could be material upon the occurrence of an extreme, widespread or persistent economic event that suggests an actual loss is possible. The market risks associated with our obligations under credit default swaps are discussed under "Market Risk — Credit Derivatives".

The insurance and reinsurance solutions that CFSI develops to meet the risk management needs of its customers are written by our property and casualty subsidiaries. Results from this business are included within our insurance results. A property and casualty subsidiary issued a reinsurance contract to an insurer that provides financial guarantees on asset-backed transactions. At December 31, 2001, the amount of aggregate principal commitments related to the contract was approximately $400 million, all of which expire by 2023.

REAL ESTATE

Real estate operations resulted in a loss before taxes of $4 million in each of the past three years, which amounts are included in the corporate and other results. In each year, we sold selected commercial properties as well as residential properties. Real estate revenues were $87 million in 2001, $75 million in 2000 and $97 million in 1999.

We own approximately $310 million of land that we expect will be developed in the future. In addition, we own approximately $185 million of commercial properties and land parcels under lease. We are continuing to explore the sale of certain of our remaining properties.

Loans receivable, which amounted to $98 million at December 31, 2001, are primarily purchase money mortgages. Such loans, which were issued in connection with our joint venture activities and other property sales, are generally collateralized by buildings and, in some cases, land. We continually evaluate the ultimate collectibility of such loans and establish appropriate reserves.

The recoverability of the carrying value of our real estate assets is assessed based on our ability to fully recover costs through a future revenue stream. The assumptions used reflect a continued improvement in demand for office space, an increase in rental rates and the ability and intent to obtain financing in order to hold and develop such remaining properties and protect our interests over the long term. Management believes that it has made adequate provisions for impairment of real estate assets. However, if the assets are not sold or developed as presently contemplated, it is possible that additional impairment losses may be recognized.

Investment Gains and Losses

Net investment gains realized by the Corporation and its property and casualty subsidiaries were as follows:

	Years Ended December 31		
	2001	2000	1999
		(in millions)	
Equity securities	$ 2	$(1)	$63
Fixed maturities	(1)	8	24
Sale of AAU	—	45	—
Realized investment gains before tax	$ 1	$52	$87
Realized investment gains after tax	$ 1	$34	$56

Decisions to sell securities are governed principally by considerations of investment opportunities and tax consequences. Thus, realized investment gains and losses on the sale of investments may vary significantly from year to year.

We periodically review the value of our invested assets for other than temporary impairment. If a decline in the fair value of an individual security is deemed to be other than temporary, the difference between cost and estimated fair value is charged to income as a realized investment loss.

In 2001, realized gains on sales of equity securities and fixed maturities of $46 million and $34 million, respectively, were substantially offset by writedowns due to the recognition of other than temporary impairment on certain securities. Sales of equity securities in 1999 resulted in net realized investment gains due primarily to the significant appreciation in United States equity markets. A primary reason for the sale of fixed maturities in each of the last three years has been to improve our after-tax portfolio return without sacrificing quality where market opportunities have existed to do so.

Fixed maturity securities which the Corporation and its insurance subsidiaries have the ability and intent to hold to maturity are classified as held-to-maturity. The remaining fixed maturities, which may be sold prior to maturity to support our investment strategies, such as in response to changes in interest rates and the yield curve or to maximize after-tax returns, are classified as available-for-sale. Fixed maturities classified as held-to-maturity are carried at amortized cost, while fixed maturities classified as available-for-sale are carried at market value. At December 31, 2001, 8% of the fixed maturity portfolio was classified as held-to-maturity compared with 10% at December 31, 2000 and 12% at December 31, 1999.

The unrealized appreciation or depreciation of investments carried at market value, which includes equity securities and fixed maturities classified as available-for-sale, is reflected in a separate component of other comprehensive income, net of applicable deferred income tax.

The unrealized market appreciation before tax of those fixed maturities carried at amortized cost was $64 million, $69 million and $59 million at December 31, 2001, 2000 and 1999, respectively. Such unrealized appreciation was not reflected in the consolidated financial statements.

Changes in unrealized market appreciation or depreciation of fixed maturities were due primarily to fluctuations in interest rates.

Market Risk

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. Our primary exposure to market risks relates to our investment portfolio, which exposes the Corporation and its property and casualty subsidiaries to risks related to interest rates and, to a lesser extent, credit quality, prepayment, foreign currency exchange rates and equity prices. We also have exposure to market risks through our credit derivatives business and our debt obligations. Analytical tools and monitoring systems are in place to assess each of these elements of market risk.

INVESTMENTS

The main objectives in managing the investment portfolios of the Corporation and its property and casualty subsidiaries are to maximize after-tax investment income and total investment returns while minimizing credit risks in order to provide maximum support to the insurance underwriting operations. Investment strategies are developed based on many factors including underwriting results and our resulting tax position, regulatory requirements, fluctuations in interest rates and consideration of other market risks. Investment decisions are centrally managed by investment professionals based on guidelines established by management and approved by the boards of directors.

Interest rate risk is the price sensitivity of a security that promises a fixed return to changes in interest rates. Changes in market interest rates directly affect the market value of our fixed income securities. We view the potential changes in price of our fixed income investments within the overall context of asset and liability management. Our actuaries estimate the payout pattern of our liabilities, primarily our property and casualty loss reserves, to determine their duration, which is the present value of the weighted average payments expressed in years. We set duration targets for our fixed income investment portfolios after consideration of the duration of these liabilities and other factors, which we believe mitigates the overall effect of interest rate risk for the Corporation and its property and casualty subsidiaries.

The following table provides information about our fixed maturity investments which are sensitive to changes in interest rates. The table presents cash flows of principal amounts and related weighted average interest rates by expected maturity dates at December 31, 2001 and 2000. The cash flows are based on the earlier of the call date or the maturity date or, for mortgage-backed securities, expected payment patterns. Actual cash flows could differ from the expected amounts.

	At December 31, 2001							
							Total	
	2002	2003	2004	2005	2006	There-after	Amortized Cost	Estimated Market Value
				(in millions)				
Tax-exempt	$ 753	$ 528	$ 826	$1,308	$ 737	$5,120	$ 9,272	$ 9,656
Average interest rate	6.2%	5.9%	5.8%	5.6%	5.5%	5.3%	—	—
Taxable — other than mortgage-backed securities	295	353	407	550	459	2,233	4,297	4,395
Average interest rate	6.5%	6.2%	6.5%	6.4%	6.4%	6.2%	—	—
Mortgage-backed securities	310	337	226	142	126	971	2,112	2,130
Average interest rate	7.1%	6.8%	6.4%	6.4%	6.5%	7.0%	—	—
Total	$1,358	$1,218	$1,459	$2,000	$1,322	$8,324	$15,681	$16,181

	At December 31, 2000							
							Total	
	2001	2002	2003	2004	2005	There-after	Amortized Cost	Estimated Market Value
	(in millions)							
Tax-exempt	$ 662	$ 620	$ 586	$ 921	$1,308	$5,453	$ 9,550	$ 9,945
Average interest rate	6.8%	6.1%	5.9%	5.8%	5.6%	5.3%	—	—
Taxable — other than mortgage-backed securities	281	336	390	377	550	1,619	3,553	3,584
Average interest rate	6.2%	6.4%	6.5%	6.7%	6.6%	6.2%	—	—
Mortgage-backed securities	286	367	281	192	126	862	2,114	2,104
Average interest rate	7.2%	7.3%	7.2%	7.2%	7.3%	7.4%	—	—
Total	$1,229	$1,323	$1,257	$1,490	$1,984	$7,934	$15,217	$15,633

The Corporation and its property and casualty subsidiaries have consistently invested in high quality marketable securities. As a result, we believe that we have minimal credit quality risk. Taxable bonds in our domestic portfolio comprise U.S. Treasury, government agency, mortgage-backed and corporate securities. Approximately 55% of our taxable bonds are issued by the U.S. Treasury or U.S. government agencies or rated AA or better by Moody's or Standard and Poor's. Of the tax-exempt bonds, more than 90% are rated AA or better, with more than 60% rated AAA. Less than 3% of our bond portfolio is below investment grade. Our taxable bonds have an average maturity of six years, while our tax-exempt bonds mature on average in eight years.

Prepayment risk refers to the changes in prepayment patterns related to decreases and increases in interest rates that can either shorten or lengthen the expected timing of the principal repayments and thus the average life and the effective yield of a security. Such risk exists primarily within our portfolio of mortgage-backed securities. We monitor such risk regularly and invest primarily in those classes of mortgage-backed securities that are less subject to prepayment risk.

Mortgage-backed securities comprised 33% and 37% of our taxable bond portfolio at year-end 2001 and 2000, respectively. About 50% of our mortgage-backed securities holdings at December 31, 2001 related to residential mortgages consisting of government agency pass-through securities, government agency collateralized mortgage obligations (CMOs) and AAA rated non-agency CMOs backed by government agency collateral or by single family home mortgages. The majority of the CMOs are actively traded in liquid markets and market value information is readily available from broker/dealers. An additional 30% of our mortgage-backed securities were call protected AAA rated commercial securities. The remaining mortgage-backed holdings were all in investment grade commercial mortgage-backed securities.

Foreign currency risk is the sensitivity to foreign exchange rate fluctuations of the market value and investment income related to foreign currency denominated financial instruments. The functional currency of our foreign operations is generally the currency of the local operating environment since their business is transacted primarily in such local currency. We reduce the risks relating to currency fluctuations by maintaining investments in those foreign currencies in which our property and casualty subsidiaries have loss reserves and other liabilities. Such investments have characteristics similar to our liabilities in those currencies. At December 31, 2001, the property and casualty subsidiaries held non-U.S. investments of $1.6 billion supporting their international operations. These investments have quality and maturity characteristics similar to our domestic portfolio. The principal currencies creating foreign

	At December 31, 2001							
							Total	
	2002	2003	2004	2005	2006	There-after	Amortized Cost	Estimated Market Value
					(in millions)			
Euro	$ 7	$20	$40	$20	$40	$284	$411	$417
Canadian dollar	24	21	48	49	53	203	398	415
British pound sterling	1	9	21	54	38	176	299	302

	At December 31, 2000							
							Total	
	2001	2002	2003	2004	2005	There-after	Amortized Cost	Estimated Market Value
					(in millions)			
Euro	$ 9	$24	$25	$28	$14	$213	$313	$317
Canadian dollar	23	21	29	26	31	232	362	377
British pound sterling	—	13	26	30	34	134	237	240

exchange rate risk for the property and casualty subsidiaries are the euro, the Canadian dollar and the British pound sterling. The table above provides information about those fixed maturity investments that are denominated in these currencies. The table presents cash flows of principal amounts in U.S. dollar equivalents by expected maturity dates at December 31, 2001 and 2000. Actual cash flows could differ from the expected amounts.

Equity price risk is the potential loss arising from adverse changes in the value of equity securities. In general, equities have more year-to-year price variability than intermediate term high grade bonds. However, equity returns over longer time frames have been consistently higher. Our publicly traded equity securities are high quality, diversified across industries and readily marketable. Our portfolio also includes alternative investments, primarily investment partnerships. These investments by their nature are less liquid than our other investments. We actively manage our risk by allocating a comparatively small amount of funds to alternative investments, perform extensive research prior to investing in a new investment and monitor the performance of the entities in which we have invested. A hypothetical decrease of 10% in the market price of each of the equity securities held at December 31, 2001 and 2000 would have resulted in a decrease of $71 million and $83 million, respectively, in the fair value of the equity securities portfolio.

All of the above risks are monitored on an ongoing basis. A combination of in-house systems and proprietary models and externally licensed software are used to analyze individual securities as well as each portfolio. These tools provide the portfolio managers with information to assist them in the evaluation of the market risks of the portfolio.

CREDIT DERIVATIVES

CFSI's obligations with respect to its credit derivatives business are carried at estimated fair value. The fair value of our credit default swaps is subject to fluctuations arising from, among other factors, changes in credit spreads and interest rates. At December 31, 2001, the fair value of future obligations under CFSI's credit derivatives business was approximately $48 million, which is included in accrued expenses and other liabilities. For any particular credit default swap, an increase in the estimated fair value of our obligation may occur as a result of changing market conditions even when the probability of an actual loss to CFSI remains unlikely. The occurrence of an extreme, widespread or persistent economic event that suggests an actual loss is possible could result in a material increase in the fair value of our obligations.

We review credit default swaps using quantitative analysis. When we enter into a credit default swap, we believe the credit quality in most instances is at least equal to the upper end of the investment grade credit spectrum. At December 31, 2001, CFSI's aggregate exposure or retained risk, referred to as notional amounts, from its open credit default swaps was approximately $14.3 billion. The notional amounts are used to express the extent of involvement in swap transactions. The notional amounts are not a quantification of market risk or credit risk and are not recorded on the balance sheet. These amounts are used to calculate the exchange of contractual cash flows and are not necessarily representative of the potential for gain or loss. Since our position is senior to other subordinated interests and exposure to a single default within a referenced portfolio is limited, the severity of loss from our credit default swaps is likely to be lower than that of a similarly rated debt security portfolio valued at $14.3 billion.

DEBT

We also have interest rate risk on our debt obligations. The table below provides information about our long term debt obligations and related interest rate swap at December 31, 2001. For debt obligations, the table presents expected cash flows of principal amounts and related weighted average interest rates by maturity date. For the interest rate swap, the table presents the notional amount and related interest rates by maturity date.

Capital Resources

In July 1998, the Board of Directors authorized the repurchase of up to 12,500,000 shares of the Corporation's common stock. In June 2001, the Board of Directors authorized the repurchase of up to an additional 16,000,000 shares. The 1998 authorization has no expiration while the 2001 authorization will expire on June 30, 2003. As of December 31, 2001, 3,287,100 shares remained under the 1998 share repurchase authorization and 10,366,300 shares remained under the 2001 authorization. In the aggregate, the Corporation repurchased 7,971,600 shares in open-market transactions in 2001 at a cost of $556 million, 3,783,400 shares in 2000 at a cost of $242 million and 2,596,700 shares in 1999 at a cost of $145 million.

The Corporation's financial strength provides the capacity and flexibility to raise funds in the capital markets. The Corporation filed a shelf registration statement in December 2001. When it is declared effective by the Securities and Exchange Commission, up to $1 billion of various types of securities may be issued by the Corporation.

	At December 31, 2001							
	2002	2003	2004	2005	2006	Thereafter	Total	Estimated Market Value
					(in millions)			
Long-term debt								
Expected cash flows of principal amounts	$ 8	$101	$—	$301	$—	$941	$1,351	$1,387
Average interest rate	3.6%	6.9%	—	6.2%	—	6.8%		
Interest rate swap								
Notional amount	$—	$ —	$—	$ —	$—	$125	$ 125	$ —
Variable pay rate						4.3%(a)		
Fixed receive rate						8.7%		

(a) 3-month LIBOR rate plus 204 basis points

In November 2001, the Corporation sold $400 million of unsecured 6% notes due in 2011 and $200 million of unsecured 6.8% debentures due in 2031 under a previously filed shelf registration. The proceeds were used for general corporate purposes.

The Corporation also has outstanding $300 million of unsecured 6.15% notes due in 2005 and $100 million of unsecured 6.60% debentures due in 2018. Chubb Capital Corporation, a wholly owned subsidiary, has outstanding $100 million of unsecured 6⅞% notes due in 2003. The Chubb Capital notes are guaranteed by the Corporation.

The long term debt obligations of Executive Risk remained in place subsequent to its acquisition in 1999. Chubb Executive Risk Inc., a wholly owned subsidiary of the Corporation, has outstanding $75 million of unsecured 7 1/8% notes due in 2007. Executive Risk Capital Trust, wholly owned by Chubb Executive Risk, has outstanding $125 million of 8.675% capital securities. The sole assets of the Trust are debentures issued by Chubb Executive Risk. The capital securities are subject to mandatory redemption in 2027 upon repayment of the debentures. The capital securities are also subject to mandatory redemption under certain circumstances beginning in 2007. The Corporation has guaranteed the unsecured notes and the capital securities.

In August 2001, the Corporation entered into a cancelable interest rate swap in order to monetize the value of the call option embedded in the $125 million 8.675% capital securities. Under the terms of the interest rate swap, the Corporation receives 8.675% and pays the counterparty the 3-month LIBOR rate plus 204 basis points. As a result of entering into the swap, interest costs related to this portion of our debt will float with short term interest rates.

The Corporation has two credit agreements with a group of banks that provide for unsecured borrowings of up to $500 million in the aggregate. The $200 million short term revolving credit facility, which was to have terminated on July 4, 2001, was extended to July 2, 2002. The $300 million medium term revolving credit facility terminates on July 11, 2002. On the respective termination dates, any loans then outstanding become payable. There have been no borrowings under these agreements. Management anticipates that similar credit agreements will replace these agreements. These facilities are available for general corporate purposes and to support the Corporation's commercial paper borrowing arrangement.

Change in Accounting Principles

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. The Statement addresses how intangible assets should be accounted for upon their acquisition and how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS No. 142, goodwill will no longer be amortized but rather will be tested at least annually for impairment. The provisions of SFAS No. 142 are effective for the Corporation for the year beginning January 1, 2002. The Statement will be applied to goodwill recognized in the Corporation's financial statements at that date. SFAS No. 142 may not be applied retroactively to financial statements of prior periods. The elimination of goodwill amortization is expected to result in an increase in net income in 2002 of approximately $20 million. The Corporation is in the process of assessing the effect, if any, that the implementation of the other provisions of SFAS No. 142 will have on its consolidated financial position or results of operations.

TEN YEAR FINANCIAL SUMMARY

(in millions except for per share amounts)

FOR THE YEAR	2001	2000	1999
Income			
Property and Casualty Insurance			
Underwriting Income (Loss)	$(903.5)(a)	$ (23.6)	$(178.8)
Investment Income	902.6	879.2	821.0
Amortization of Goodwill and Other Charges	(52.3)(a)	(52.2)	(16.0)
Property and Casualty Insurance Income (Loss)	(53.2)	803.4	626.2
Corporate and Other	(13.6)	(3.9)	(3.5)
Operating Income (Loss) from Continuing Operations Before Income Tax	**(66.8)**	**799.5**	**622.7**
Federal and Foreign Income Tax (Credit)	(177.8)	118.4	57.4
Operating Income from Continuing Operations	**111.0**	**681.1**	**565.3**
Realized Investment Gains from Continuing Operations	.5	33.5	55.8
Income from Continuing Operations	**111.5**	**714.6**	**621.1**
Income from Discontinued Operations (1)	—	—	—
Net Income	**111.5**	**714.6**	**621.1**
Property and Casualty Investment Income After Income Tax	749.1	735.2	691.9
Dividends Declared on Common Stock	234.8	230.6	216.5
Net Change in Unrealized Appreciation or Depreciation of Investments, Net of Tax (2)	32.5	332.7	(527.3)
Per Share			
Operating Income from Continuing Operations	.63(a)	3.82	3.33
Income from Continuing Operations	.63	4.01	3.66
Income from Discontinued Operations (1)	—	—	—
Net Income	.63	4.01	3.66
Dividends Declared on Common Stock	1.36	1.32	1.28
Average Common and Potentially Dilutive Shares	175.8	178.3	169.8

(1) In May 1997, the Corporation sold its life and health insurance operations, which have been classified as discontinued operations.

(2) Amounts prior to 1994 do not reflect the accounting changes prescribed by Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, as restatement of prior year amounts was not permitted. The change in unrealized appreciation or depreciation of investments for 1994 excludes a $220.5 million increase in unrealized appreciation, as of January 1, 1994, resulting from the change in accounting principle.

1998	1997	1996	1995	1994	1993	1992
$ (6.6)	$ 141.1	$ 54.3	$ 111.7	$ .4	$(528.9)(b)	$ (46.3)
748.9	711.2	646.1	603.0	560.5	533.7	493.5
(57.4)(c)	(24.1)	(24.0)	(17.5)	(8.7)	(6.2)	(4.3)
684.9	828.2	676.4	697.2	552.2	(1.4)	442.9
22.9	40.7	(209.3)(d)	31.0	5.0	24.5	43.8
707.8	868.9	467.1	728.2	557.2	23.1	486.7
93.0	167.8	32.9	144.5	84.4	(107.0)	49.4
614.8	701.1	434.2	583.7	472.8	130.1	437.3
92.2	68.4	52.0	70.7	35.1	137.3	114.8
707.0	769.5	486.2	654.4	507.9	267.4	552.1
—	—	26.5	42.2	20.6	76.8	65.0
707.0	769.5	512.7	696.6	528.5	324.2 (e)	617.1
634.1	592.3	544.2	507.2	475.0	455.4	422.8
204.7	198.3	188.7	170.6	161.1	150.8	139.6
14.6	161.4	(107.2)	470.2	(487.9)	46.5	(82.1)
3.65 (c)	4.00	2.44 (d)	3.27	2.66	.77 (b)	2.47
4.19	4.39	2.73	3.67	2.85	1.52	3.10
—	—	.15	.23	.11	.42	.36
4.19	4.39	2.88	3.90	2.96	1.83 (e)	3.46
1.24	1.16	1.08	.98	.92	.86	.80
168.6	176.2	181.6	180.9	181.6	182.2	181.4

(a) Underwriting income has been reduced by net costs of $635.0 million and other charges include costs of $10.0 million (in the aggregate, $420.0 million after-tax or $2.39 per share) related to the September 11 attack. Underwriting income also has been reduced by net surety bond losses of $220.0 million ($143.0 million after-tax or $0.81 per share) related to the bankruptcy of Enron Corp.

(b) Underwriting income has been reduced by $550.0 million ($357.5 million after-tax or $1.96 per share) for the net effect of a $675.0 million increase in unpaid claims related to an agreement for the settlement of asbestos-related litigation and a $125.0 million return premium related to the commutation of a medical malpractice reinsurance agreement.

(c) Property and casualty insurance other charges includes a restructuring charge of $40.0 million ($26.0 million after-tax or $0.15 per share).

(d) Real estate income has been reduced by a charge of $255.0 million ($160.0 million after-tax or $0.89 per share) for the writedown of the carrying value of certain real estate assets to their estimated fair value.

(e) Net income has been reduced by a one-time charge of $20.0 million or $0.11 per share for the cumulative effect of changes in accounting principles resulting from the Corporation's adoption of Statements of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, and No. 109, Accounting for Income Taxes. Income before the cumulative effect of changes in accounting principles was $344.2 million or $1.94 per share.

TEN YEAR FINANCIAL SUMMARY

(in millions except for per share amounts)

FOR THE YEAR	2001	2000	1999
Revenues			
Property and Casualty Insurance			
Premiums Earned	$ 6,656.4	$ 6,145.9	$ 5,652.0
Investment Income	914.7	890.8	832.6
Corporate Investment Income	68.1	66.4	60.8
Real Estate and Other	114.0	96.9	96.8
Realized Investment Gains	.8	51.5	87.4
Total Revenues	**7,754.0**	**7,251.5**	**6,729.6**
AT YEAR END			
Total Assets	29,449.0	25,026.7	23,537.0
Invested Assets			
Property and Casualty Insurance	16,853.3	15,804.5	14,869.9
Corporate	930.6	1,196.1	1,149.5
Unpaid Claims and Claim Expenses	15,514.9	11,904.6	11,434.7
Long Term Debt	1,351.0	753.8	759.2
Total Shareholders' Equity	6,525.3	6,981.7	6,271.8
Per Common Share	38.37	39.91	35.74
Per Common Share, with Available-for-Sale Fixed Maturities at Amortized Cost	36.60	38.60	36.58
Actual Common Shares Outstanding	170.1	174.9	175.5

Amounts prior to 1994 do not reflect the accounting changes prescribed by Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, as restatement of prior year amounts was not permitted.

1998	1997	1996	1995	1994	1993	1992
$ 5,303.8	$ 5,157.4	$ 4,569.3	$ 4,147.2	$ 3,776.3	$ 3,504.8(a)	$ 3,163.3
760.0	721.4	656.2	613.3	570.5	541.7	501.1
61.9	63.9	55.4	54.4	49.4	52.7	57.2
82.2	616.1	319.8	287.8	204.9	160.6	150.0
141.9	105.2	79.8	108.8	54.1	210.6	174.1
6,349.8	**6,664.0**	**5,680.5**	**5,211.5**	**4,655.2**	**4,470.4**	**4,045.7**
20,746.0	19,615.6	19,938.9	19,636.3	17,761.0	16,729.5	15,197.6
13,715.0	12,777.3	11,190.7	10,013.6	8,938.8	8,403.1	7,767.5
1,040.3	1,272.3	890.4	906.6	879.5	965.7	955.8
10,356.5	9,772.5	9,523.7	9,588.2	8,913.2	8,235.4	7,220.9
607.5	398.6	1,070.5	1,150.8	1,279.6	1,267.2	1,065.6
5,644.1	5,657.1	5,462.9	5,262.7	4,247.0	4,196.1	3,954.4
34.78	33.53	31.24	30.14	24.46	23.92	22.59
32.59	31.69	30.27	28.51	25.30	23.92	22.59
162.3	168.7	174.9	174.6	173.6	175.4	175.0

(a) Premiums earned have been increased by a $125.0 million return premium to the Corporation's property and casualty insurance subsidiaries related to the commutation of a medical malpractice reinsurance agreement.

THE CHUBB CORPORATION

Consolidated Statements of Income

	In Millions Years Ended December 31		
Revenues	2001	2000	1999
Premiums Earned	$6,656.4	$6,145.9	$5,652.0
Investment Income	982.8	957.2	893.4
Real Estate and Other Revenues	114.0	96.9	96.8
Realized Investment Gains	.8	51.5	87.4
TOTAL REVENUES	7,754.0	7,251.5	6,729.6
Claims and Expenses			
Insurance Claims and Claim Expenses	5,357.4	4,127.7	3,942.0
Amortization of Deferred Policy Acquisition Costs	1,771.4	1,645.4	1,529.7
Other Insurance Operating Costs and Expenses	483.4	448.6	375.1
Real Estate and Other Expenses	110.1	87.9	100.3
Investment Expenses	14.1	13.7	13.7
Corporate Expenses	83.6	77.2	58.7
TOTAL CLAIMS AND EXPENSES	7,820.0	6,400.5	6,019.5
INCOME (LOSS) BEFORE FEDERAL AND FOREIGN INCOME TAX	(66.0)	851.0	710.1
Federal and Foreign Income Tax (Credit)	(177.5)	136.4	89.0
NET INCOME	$ 111.5	$ 714.6	$ 621.1
Net Income Per Share			
Basic	$ .65	$ 4.10	$ 3.70
Diluted	.63	4.01	3.66

See accompanying notes.

THE CHUBB CORPORATION

Consolidated Balance Sheets

	In Millions December 31	
	2001	2000
Assets		
Invested Assets		
Short Term Investments	$ 956.8	$ 605.6
Fixed Maturities		
Held-to-Maturity — Tax Exempt (market $1,282.5 and $1,564.7)	1,218.5	1,496.1
Available-for-Sale		
Tax Exempt (cost $8,053.8 and $8,053.8)	8,372.9	8,380.5
Taxable (cost $6,408.2 and $5,666.6)	6,525.3	5,687.8
Equity Securities (cost $757.9 and $839.8)	710.4	830.6
TOTAL INVESTED ASSETS	17,783.9	17,000.6
Cash	25.8	22.4
Securities Lending Collateral	417.5	451.1
Accrued Investment Income	247.7	246.8
Premiums Receivable	1,692.8	1,409.8
Reinsurance Recoverable on Unpaid Claims and Claim Expenses	4,505.2	1,853.3
Prepaid Reinsurance Premiums	340.8	246.0
Deferred Policy Acquisition Costs	928.8	842.0
Real Estate Assets	646.6	677.1
Investments in Partially Owned Companies	386.2	122.9
Deferred Income Tax	674.8	501.0
Goodwill	467.4	487.3
Other Assets	1,331.5	1,166.4
TOTAL ASSETS	$29,449.0	$25,026.7
Liabilities		
Unpaid Claims and Claim Expenses	$15,514.9	$11,904.6
Unearned Premiums	3,916.2	3,516.3
Securities Lending Payable	417.5	451.1
Short Term Debt	199.0	—
Long Term Debt	1,351.0	753.8
Dividend Payable to Shareholders	57.8	57.8
Accrued Expenses and Other Liabilities	1,467.3	1,361.4
TOTAL LIABILITIES	22,923.7	18,045.0
Commitments and Contingent Liabilities (Notes 9, 15 and 16)		
Shareholders' Equity		
Preferred Stock — Authorized 4,000,000 Shares; $1 Par Value; Issued — None	—	—
Common Stock — Authorized 600,000,000 Shares; $1 Par Value; Issued 180,131,238 and 178,833,278 Shares	180.1	178.8
Paid-In Surplus	527.0	466.0
Retained Earnings	6,369.3	6,492.6
Accumulated Other Comprehensive Income		
Unrealized Appreciation of Investments, Net of Tax	252.6	220.1
Foreign Currency Translation Losses, Net of Tax	(73.0)	(68.5)
Receivable from Employee Stock Ownership Plan	(48.9)	(62.5)
Treasury Stock, at Cost — 10,059,857 and 3,914,105 Shares	(681.8)	(244.8)
TOTAL SHAREHOLDERS' EQUITY	6,525.3	6,981.7
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$29,449.0	$25,026.7

See accompanying notes.

THE CHUBB CORPORATION

Consolidated Statements of Shareholders' Equity

	In Millions Years Ended December 31		
	2001	2000	1999
Preferred Stock			
Balance, Beginning and End of Year	$ —	$ —	$ —
Common Stock			
Balance, Beginning of Year	178.8	177.3	176.0
Share Activity Related to Acquisition of Executive Risk	—	—	.6
Share Activity under Option and Incentive Plans	1.3	1.5	.7
Balance, End of Year	180.1	178.8	177.3
Paid-In Surplus			
Balance, Beginning of Year	466.0	418.4	546.7
Share Activity Related to Acquisition of Executive Risk	—	—	(126.3)
Share Activity under Option and Incentive Plans	61.0	47.6	(2.0)
Balance, End of Year	527.0	466.0	418.4
Retained Earnings			
Balance, Beginning of Year	6,492.6	6,008.6	5,604.0
Net Income	111.5	714.6	621.1
Dividends Declared (per share $1.36, $1.32 and $1.28)	(234.8)	(230.6)	(216.5)
Balance, End of Year	6,369.3	6,492.6	6,008.6
Unrealized Appreciation (Depreciation) of Investments			
Balance, Beginning of Year	220.1	(112.6)	414.7
Change During Year, Net of Tax	32.5	332.7	(527.3)
Balance, End of Year	252.6	220.1	(112.6)
Foreign Currency Translation Losses			
Balance, Beginning of Year	(68.5)	(44.8)	(36.0)
Change During Year, Net of Tax	(4.5)	(23.7)	(8.8)
Balance, End of Year	(73.0)	(68.5)	(44.8)
Receivable from Employee Stock Ownership Plan			
Balance, Beginning of Year	(62.5)	(74.9)	(86.3)
Principal Repayments	13.6	12.4	11.4
Balance, End of Year	(48.9)	(62.5)	(74.9)
Treasury Stock, at Cost			
Balance, Beginning of Year	(244.8)	(100.2)	(975.0)
Repurchase of Shares	(555.6)	(242.3)	(145.0)
Share Activity Related to Acquisition of Executive Risk	—	—	957.2
Share Activity under Option and Incentive Plans	118.6	97.7	62.6
Balance, End of Year	(681.8)	(244.8)	(100.2)
TOTAL SHAREHOLDERS' EQUITY	$6,525.3	$6,981.7	$6,271.8

See accompanying notes.

THE CHUBB CORPORATION

Consolidated Statements of Cash Flows

	In Millions Years Ended December 31		
	2001	2000	1999
Cash Flows from Operating Activities			
Net Income	$ 111.5	$ 714.6	$ 621.1
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities			
Increase in Unpaid Claims and Claim Expenses, Net	958.4	302.5	93.1
Increase in Unearned Premiums, Net	305.1	187.3	49.1
Decrease (Increase) in Premiums Receivable	(283.0)	(175.1)	14.9
Decrease in Funds Held for Asbestos-Related Settlement	—	—	607.4
Decrease (Increase) in Deferred Policy Acquisition Costs	(86.8)	(62.3)	4.2
Deferred Income Tax (Credit)	(189.9)	(25.3)	5.3
Depreciation	95.1	84.4	68.4
Realized Investment Gains	(.8)	(51.5)	(87.4)
Other, Net	101.1	(10.3)	(37.2)
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,010.7	964.3	1,338.9
Cash Flows from Investing Activities			
Proceeds from Sales of Fixed Maturities — Available-for-Sale	4,581.5	2,180.8	1,427.5
Proceeds from Maturities of Fixed Maturities	1,246.2	741.6	860.3
Proceeds from Sales of Equity Securities	458.1	453.5	1,030.6
Proceeds from Sale of Interest in Associated Aviation Underwriters, Inc.	—	55.0	—
Purchases of Fixed Maturities	(6,307.2)	(3,463.3)	(3,252.2)
Purchases of Equity Securities	(374.6)	(579.4)	(590.7)
Purchase of Investments in Partially Owned Companies	(276.5)	—	(145.3)
Decrease (Increase) in Short Term Investments, Net	(351.2)	125.5	(190.9)
Purchases of Property and Equipment, Net	(185.2)	(138.7)	(98.4)
Other, Net	44.0	1.5	1.6
NET CASH USED IN INVESTING ACTIVITIES	(1,164.9)	(623.5)	(957.5)
Cash Flows from Financing Activities			
Increase in Short Term Debt, Net	199.0	—	—
Proceeds from Issuance of Long Term Debt	600.0	—	—
Repayment of Long Term Debt	(2.8)	(5.4)	(48.3)
Proceeds from Issuance of Common Stock Under Incentive and Purchase Plans	146.8	119.3	22.7
Repurchase of Shares	(555.6)	(242.3)	(145.0)
Dividends Paid to Shareholders	(234.8)	(229.0)	(210.6)
Other, Net	5.0	16.3	14.2
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	157.6	(341.1)	(367.0)
Net Increase (Decrease) in Cash	3.4	(.3)	14.4
Cash at Beginning of Year	22.4	22.7	8.3
CASH AT END OF YEAR	$ 25.8	$ 22.4	$ 22.7

Consolidated Statements of Comprehensive Income

	2001	2000	1999
Net Income	$ 111.5	$ 714.6	$ 621.1
Other Comprehensive Income (Loss)			
Change in Unrealized Appreciation or Depreciation of Investments, Net of Tax	32.5	332.7	(527.3)
Foreign Currency Translation Losses, Net of Tax	(4.5)	(23.7)	(8.8)
	28.0	309.0	(536.1)
COMPREHENSIVE INCOME	$ 139.5	$ 1,023.6	$ 85.0

See accompanying notes.

(1) Summary of Significant Accounting Policies

(a) *Basis of Presentation*

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include the accounts of The Chubb Corporation (Corporation) and its subsidiaries. Significant intercompany transactions have been eliminated in consolidation.

The consolidated financial statements include amounts based on informed estimates and judgments of management for those transactions that are not yet complete or for which the ultimate effects cannot be precisely determined. Such estimates and judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Corporation is a holding company with subsidiaries principally engaged in the property and casualty insurance business. The property and casualty insurance subsidiaries underwrite most lines of property and casualty insurance in the United States, Canada, Europe, Australia and parts of Latin America and the Far East. The geographic distribution of property and casualty business in the United States is broad with a particularly strong market presence in the Northeast. Chubb Financial Solutions (CFSI) was organized by the Corporation in 2000 to engage in developing and providing risk-financing services through the capital and insurance markets. Since its inception, CFSI's non-insurance operations have been primarily in the credit derivatives business, principally as a counterparty to credit default swaps. Insurance and reinsurance solutions developed by CFSI are written by the Corporation's property and casualty insurance subsidiaries.

Certain amounts in the consolidated financial statements for prior years have been reclassified to conform with the 2001 presentation.

(b) *Invested Assets*

Short term investments, which have an original maturity of one year or less, are carried at amortized cost.

Fixed maturities, which include bonds and redeemable preferred stocks, are purchased to support the investment strategies of the Corporation and its insurance subsidiaries. These strategies are developed based on many factors including rate of return, maturity, credit risk, tax considerations and regulatory requirements. Fixed maturities which may be sold prior to maturity to support the investment strategies of the Corporation and its insurance subsidiaries are classified as available-for-sale and carried at market value as of the balance sheet date. Those fixed maturities that the Corporation and its insurance subsidiaries have the ability and positive intent to hold to maturity are classified as held-to-maturity and carried at amortized cost.

Premiums and discounts arising from the purchase of mortgage-backed securities are amortized using the interest method over the estimated remaining term of the securities, adjusted for anticipated prepayments.

Equity securities include common stocks, non-redeemable preferred stocks and alternative investments, primarily investment partnerships. Common and non-redeemable preferred stocks are carried at market value as of the balance sheet date. Investment partnerships are carried at the equity in the estimated market value of the investments held by the partnerships.

Unrealized appreciation or depreciation of investments carried at market value is excluded from net income and credited or charged, net of applicable deferred income tax, directly to a separate component of comprehensive income.

Realized gains and losses on the sale of investments are determined on the basis of the cost of the specific investments sold and are credited or charged to net income. When the market value of any investment is lower than its cost and such decline is determined to be other than temporary, the cost of the investment is written down to market value and the amount of the writedown is charged to net income as a realized investment loss.

The Corporation engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Cash collateral from the borrower, equal to the market value of the loaned securities plus accrued interest, is deposited with a lending agent and retained and invested by the lending agent in accordance with the Corporation's guidelines to generate additional income for the Corporation. The Corporation maintains full ownership rights to the securities loaned and, accordingly, such securities are included in invested assets. The securities lending collateral is recognized as an asset with a corresponding liability for the obligation to return the collateral.

(c) *Investments in Partially Owned Companies*

Investments in partially owned companies include the Corporation's minority ownership interest in entities where its ownership interest is greater than 20% but less than 50% and in corporate joint ventures. At December 31, 2001, investments in partially owned companies included the Corporation's 28% interest in Hiscox plc and 19% interest in Allied World Assurance Holdings, Ltd. The equity method of accounting is used for investments in partially owned companies.

(d) *Premium Revenues and Related Expenses*

Premiums are earned on a monthly pro rata basis over the terms of the policies and include estimates of audit premiums and premiums on retrospectively rated policies. Unearned premiums represent the portion of premiums written applicable to the unexpired terms of policies in force.

Ceded premiums are charged to income over the terms of the reinsurance contracts. Prepaid reinsurance premiums represent the portion of insurance premiums ceded to reinsurers applicable to the unexpired terms of the reinsurance contracts in force.

Acquisition costs that vary with and are primarily related to the production of business are deferred by major product groups and amortized over the period in which the related premiums are earned. Such costs include commissions, premium taxes and certain other underwriting and policy issuance costs. Commissions received related to reinsurance premiums ceded are considered in determining net acquisition costs eligible for deferral. Deferred policy acquisition costs are reviewed to determine that they do not exceed recoverable amounts, after considering anticipated investment income.

(e) *Unpaid Claims and Claim Expenses*

Liabilities for unpaid claims and claim expenses include the accumulation of individual case estimates for claims reported as well as estimates of incurred but not reported claims and estimates of claim settlement expenses, less estimates of anticipated salvage and subrogation recoveries.

Reinsurance recoverable on unpaid claims and claim expenses represent estimates of the portion of such liabilities that will be recovered from reinsurers. Amounts recoverable from reinsurers are recognized as assets at the same time and in a manner consistent with the unpaid claims liabilities associated with the reinsured policies.

Estimates are based upon past claim experience modified for current trends as well as prevailing economic, legal and social conditions. Such estimates are continually reviewed and updated. Any changes in estimates are reflected in operating results in the period in which the estimates are changed.

(f) *Credit Derivatives*

Credit derivatives, principally credit default swaps, are carried at estimated fair value as of the balance sheet date. Changes in fair value are credited or charged to net income.

(g) *Real Estate*

Real estate properties are carried at cost, net of writedowns for impairment. Real estate taxes, interest and other carrying costs incurred prior to completion of the assets for their intended use are capitalized. Also, costs incurred during the initial leasing of income producing properties are capitalized until the project is substantially complete, subject to a maximum time period subsequent to completion of major construction activity.

Real estate properties are reviewed for impairment whenever events or circumstances indicate that the carrying value of such properties may not be recoverable. In performing the review for recoverability of carrying value, estimates are made of the future undiscounted cash flows from each of the properties during the period the property will be held and upon its eventual disposition. If the expected future undiscounted cash flows are less than the carrying value of any property, an impairment loss is recognized, resulting in a writedown of the carrying value of the property. Measurement of such impairment is based on the fair value of the property.

Real estate mortgages and notes receivable are carried at unpaid principal balances less an allowance for uncollectible amounts. A loan is considered impaired when it is probable that all principal and interest amounts will not be collected according to the contractual terms of the loan agreement. An allowance for uncollectible amounts is established to recognize any such impairment. Measurement of impairment is based on the discounted expected future cash flows of the loan, subject to the estimated fair value of the underlying collateral. These cash flows are discounted at the loan's effective interest rate.

Rental revenues are recognized on a straight-line basis over the term of the lease. Profits on land, townhome unit and commercial building sales are recognized at closing, subject to compliance with applicable accounting guidelines.

(h) *Goodwill*

Goodwill, which represents the excess of the purchase price over the fair value of net assets of subsidiaries acquired, is being amortized using the straight-line method over 26 years. The carrying value of goodwill is periodically reviewed for impairment. If it became probable that projected future undiscounted cash flows were not sufficient to recover the carrying value of the goodwill, an impairment loss would be recognized, resulting in a writedown of the carrying value of the goodwill. Effective January 1, 2002, the accounting for goodwill will change (see Note (1)(n)).

(i) *Property and Equipment*

Property and equipment used in operations, including certain costs incurred to develop or obtain computer software for internal use, are capitalized and carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

(j) *Stock-Based Compensation*

The intrinsic value method of accounting is used for stock-based compensation plans. Under the intrinsic value method, compensation cost is measured as the excess, if any, of the quoted market price of the stock at the measurement date over the amount an employee must pay to acquire the stock.

(k) *Income Taxes*

The Corporation and its domestic subsidiaries file a consolidated federal income tax return.

Deferred income tax assets and liabilities are recognized for the expected future tax effects attributable to temporary differences between the financial reporting and tax bases of assets and liabilities, based on enacted tax rates and other provisions of tax law. The effect of a change in tax laws or rates is recognized in net income in the period in which such change is enacted.

U.S. federal income taxes are accrued on undistributed earnings of foreign subsidiaries.

(l) *Foreign Exchange*

Assets and liabilities relating to foreign operations are translated into U.S. dollars using current exchange rates; revenues and expenses are translated into U.S. dollars using the average exchange rates for each year.

The functional currency of foreign operations is generally the currency of the local operating environment since their business is primarily transacted in such local currency. Translation gains and losses, net of applicable income tax, are excluded from net income and are credited or charged directly to a separate component of comprehensive income.

(m) *Cash Flow Information*

In the statement of cash flows, short term investments are not considered to be cash equivalents. The effect of changes in foreign exchange rates on cash balances was immaterial.

In 1999, the Corporation acquired all of the outstanding common shares of Executive Risk Inc. in exchange for common stock of the Corporation (see Note (3)(a)). The details of the acquisition were as follows: fair value of assets acquired, including goodwill, $2,459 million; fair value of liabilities assumed, $1,627 million; and fair value of common stock issued and options assumed, $832 million. This noncash transaction has been excluded from the consolidated statements of cash flows.

(n) *Accounting Pronouncements Not Yet Adopted*

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. The Statement addresses how intangible assets should be accounted for upon their acquisition and how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS No. 142, goodwill will no longer be amortized but rather will be tested at least annually for impairment. The provisions of SFAS No. 142 are effective for the Corporation for the year beginning January 1, 2002. The Statement shall be applied to goodwill recognized in the Corporation's financial statements at that date. SFAS No. 142 may not be applied retroactively to financial statements of prior periods. The elimination of goodwill amortization is expected to result in an increase in net income in 2002 of approximately $20 million. The Corporation is in the process of assessing the effect, if any, that the implementation of the other provisions of SFAS No. 142 will have on its financial position or results of operations.

(2) Adoption of New Accounting Pronouncements

Effective January 1, 2001, the Corporation adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities and SFAS No. 138 provides additional guidance related to accounting and reporting for certain derivative instruments and hedging activities. SFAS No. 133 requires that all derivatives be recognized in the balance sheet as assets or liabilities and be measured at fair value. Changes in the fair value of a derivative are reported in net income or other comprehensive income, depending on the intended use of the derivative and whether it qualifies for hedge accounting. The Statements may not be applied retroactively to financial statements of prior periods. The Corporation's use of derivatives has not been significant. Thus, the adoption of SFAS No. 133 and SFAS No. 138 did not have a significant effect on the Corporation's financial position or results of operations.

Effective April 1, 2001, the Corporation adopted the Emerging Issues Task Force (EITF) consensus on Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets. EITF Issue No. 99-20 requires that investors in certain asset-backed securities recognize changes in a security's estimated yield prospectively. EITF Issue No. 99-20 also requires that if the carrying value of any such asset-backed security exceeds its current fair value, a determination should be made as to whether the excess represents an other than temporary decline in value and any such decline should be recognized as a loss in the income statement. The adoption of EITF Issue No. 99-20 did not have a significant effect on the Corporation's financial position or results of operations.

(3) Acquisitions and Dispositions

(a) In July 1999, the Corporation completed its acquisition of Executive Risk Inc., a specialty insurance company offering directors and officers, errors and omissions and professional liability coverages.

Executive Risk shareholders received 1.235 shares of the Corporation's common stock for each outstanding common share of Executive Risk. In addition, outstanding Executive Risk stock options were assumed and adjusted as options to purchase common stock of the Corporation. Approximately 14.3 million shares of common stock of the Corporation were issued to Executive Risk shareholders and an additional 1.8 million shares of common stock of the Corporation were reserved for issuance upon exercise of the assumed Executive Risk stock options.

The acquisition has been accounted for using the purchase method of accounting. Therefore, the results of operations of Executive Risk are included in the Corporation's consolidated results of operations from the date of acquisition. The assets and liabilities of Executive Risk were recorded at their estimated fair values at the date of acquisition. The value of the stock options assumed by the Corporation was included in the purchase price. The total purchase price was approximately $832 million. The excess of the purchase price over the estimated fair value of the net assets acquired, amounting to approximately $517 million, has been recorded as goodwill and is being amortized using an expected useful life of 26 years. Beginning in 2002, the remaining goodwill will no longer be amortized (see Note (1)(n)).

Pro forma results of operations showing the effects on the Corporation's operations prior to the date of acquisition have not been presented due to immateriality.

(b) In March 1999, the Corporation purchased a 28% interest in Hiscox plc, a U.K. personal and commercial specialty insurer, for approximately $145 million.

(c) In November 2001, the Corporation acquired a 19% interest in Allied World Assurance Holdings, Ltd, a newly formed Bermuda-based company, for approximately $250 million. Allied World Assurance was established to underwrite insurance and reinsurance business worldwide.

(d) In September 2000, the Corporation sold its 50% interest in Associated Aviation Underwriters, Inc. (AAU). The consideration from the sale was $65 million, consisting of a base purchase price of $55 million and a non-compete payment of $10 million.

(4) Significant Losses

(a) In the third quarter of 2001, net costs of $645 million were incurred related to the September 11 attack in the United States. The net costs consisted of estimated net claims and claim expenses of $665 million less net reinsurance reinstatement premium revenue of $30 million plus a $10 million charge for the Corporation's share of the losses publicly estimated by Hiscox.

Gross claims and claim expenses of the property and casualty insurance subsidiaries from the September 11 attack are estimated at about $3 billion. Most of the claims were from property exposure and business interruption losses. There were also significant workers' compensation losses. The net claims and claim expenses of $665 million were significantly lower than the gross amount due to various reinsurance agreements. The property exposures were protected by facultative reinsurance, a property per risk treaty that limited the net loss per risk, and a property catastrophe treaty. Workers' compensation losses were protected by a casualty catastrophe treaty and a casualty clash treaty.

While it is possible that the estimated ultimate net losses related to the September 11 attack may change in the future, management does not expect that any such change would have a material effect on the Corporation's financial condition.

(b) In the fourth quarter of 2001, surety bond losses of $220 million, net of reinsurance, were recognized related to the bankruptcy of Enron Corp. The surety losses represent the maximum exposure of the property and casualty insurance subsidiaries relating to bonds issued to various obligees in connection with Enron commitments. However, certain of these bonds are the subject of litigation. Management believes there are reasonable grounds for challenging the validity of the obligations under the bonds that are the subject of the litigation and intends to pursue the litigation vigorously. If the Corporation is successful in the litigation, any favorable development would be reflected in future operating results.

(5) Invested Assets and Related Income

(a) The amortized cost and estimated market value of fixed maturities were as follows:

	December 31							
	2001				2000			
	Amortized Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Estimated Market Value	Amortized Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Estimated Market Value
	(in millions)							
Held-to-maturity — Tax exempt	$ 1,218.5	$ 64.0	$ —	$ 1,282.5	$ 1,496.1	$ 68.6	$ —	$ 1,564.7
Available-for-sale								
Tax exempt	8,053.8	334.0	14.9	8,372.9	8,053.8	337.5	10.8	8,380.5
Taxable								
U.S. Government and government agency and authority obligations	660.0	24.9	—	684.9	613.3	14.9	.3	627.9
Corporate bonds	2,009.4	57.5	28.7	2,038.2	1,564.7	14.3	23.9	1,555.1
Foreign bonds	1,581.9	44.3	.6	1,625.6	1,267.1	32.3	5.1	1,294.3
Mortgage-backed securities	2,111.8	35.6	17.0	2,130.4	2,113.6	19.2	29.3	2,103.5
Redeemable preferred stocks	45.1	1.1	—	46.2	107.9	—	.9	107.0
	6,408.2	163.4	46.3	6,525.3	5,666.6	80.7	59.5	5,687.8
Total available-for-sale	14,462.0	497.4	61.2	14,898.2	13,720.4	418.2	70.3	14,068.3
Total fixed maturities	$15,680.5	$561.4	$61.2	$16,180.7	$15,216.5	$486.8	$70.3	$15,633.0

The amortized cost and estimated market value of fixed maturities at December 31, 2001 by contractual maturity were as follows:

	Amortized Cost	Estimated Market Value
	(in millions)	
Held-to-maturity		
Due in one year or less	$ 65.0	$ 66.3
Due after one year through five years	600.9	629.3
Due after five years through ten years	364.4	384.6
Due after ten years	188.2	202.3
	$ 1,218.5	$ 1,282.5
Available-for-sale		
Due in one year or less	$ 320.0	$ 326.9
Due after one year through five years	2,772.5	2,892.1
Due after five years through ten years	5,056.2	5,245.5
Due after ten years	4,201.5	4,303.3
	12,350.2	12,767.8
Mortgage-backed securities	2,111.8	2,130.4
	$14,462.0	$14,898.2

Actual maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations.

(b) The components of unrealized appreciation or depreciation of investments carried at market value were as follows:

	December 31	
	2001	2000
	(in millions)	
Equity securities		
Gross unrealized appreciation	$ 20.7	$ 51.9
Gross unrealized depreciation	68.2	61.1
	(47.5)	(9.2)
Fixed maturities		
Gross unrealized appreciation	497.4	418.2
Gross unrealized depreciation	61.2	70.3
	436.2	347.9
	388.7	338.7
Deferred income tax liability	136.1	118.6
	$252.6	$220.1

The change in unrealized appreciation or depreciation of investments carried at market value was as follows:

	Years Ended December 31		
	2001	2000	1999
		(in millions)	
Change in unrealized appreciation or depreciation of equity securities	$(38.3)	$ (63.4)	$ (35.4)
Change in unrealized appreciation or depreciation of fixed maturities	88.3	514.7	(715.2)
	50.0	451.3	(750.6)
Deferred income tax (credit)	17.5	158.0	(262.7)
Increase (decrease) in valuation allowance	—	(39.4)	39.4
	$ 32.5	$ 332.7	$(527.3)

The unrealized appreciation of fixed maturities carried at amortized cost is not reflected in the financial statements. The change in unrealized appreciation of fixed maturities carried at amortized cost was a decrease of $4.6 million, an increase of $9.5 million and a decrease of $78.9 million for the years ended December 31, 2001, 2000 and 1999, respectively.

(c) The sources of net investment income were as follows:

	Years Ended December 31		
	2001	2000	1999
		(in millions)	
Fixed maturities	$921.8	$895.4	$816.9
Equity securities	25.6	23.5	31.2
Short term investments	34.8	38.5	43.8
Other	.6	(.2)	1.5
Gross investment income	982.8	957.2	893.4
Investment expenses	14.1	13.7	13.7
	$968.7	$943.5	$879.7

(d) Realized investment gains and losses were as follows:

	Years Ended December 31		
	2001	2000	1999
		(in millions)	
Gross realized investment gains			
Fixed maturities	$ 56.9	$ 48.2	$ 38.2
Equity securities	81.6	94.0	172.9
Sale of AAU	—	44.9	—
	138.5	187.1	211.1
Gross realized investment losses			
Fixed maturities	57.7	40.5	14.3
Equity securities	80.0	95.1	109.4
	137.7	135.6	123.7
Realized investment gains	.8	51.5	87.4
Income tax	.3	18.0	31.6
	$ .5	$ 33.5	$ 55.8

(6) Deferred Policy Acquisition Costs

Policy acquisition costs deferred and the related amortization charged against income were as follows:

	Years Ended December 31		
	2001	2000	1999
		(in millions)	
Balance, beginning of year	$ 842.0	$ 779.7	$ 728.7
Increase related to acquisition of Executive Risk	—	—	55.2
Costs deferred during year			
Commissions and brokerage	950.9	869.0	784.4
Premium taxes and assessments	163.8	138.3	132.8
Salaries and operating costs	743.5	700.4	608.3
	1,858.2	1,707.7	1,525.5
Amortization during year	(1,771.4)	(1,645.4)	(1,529.7)
Balance, end of year	$ 928.8	$ 842.0	$ 779.7

(7) Real Estate

The components of real estate assets were as follows:

	December 31	
	2001	2000
	(in millions)	
Mortgages and notes receivable (net of allowance for uncollectible amounts of $.7 and $2.1)	$ 97.7	$ 89.7
Income producing properties	186.9	192.8
Construction in progress	51.8	69.0
Land under development and unimproved land	310.2	325.6
	$646.6	$677.1

Substantially all mortgages and notes receivable are secured by buildings and land. Mortgages and notes receivable had an estimated aggregate fair value of $89.0 million and $81.9 million at December 31, 2001 and 2000, respectively. The fair value amounts represent point-in-time estimates that are not relevant in predicting future earnings or cash flows related to such receivables.

Depreciation expense related to income producing properties was $4.2 million, $4.0 million and $3.5 million for 2001, 2000 and 1999, respectively.

(8) Property and Equipment

Property and equipment included in other assets were as follows:

	December 31	
	2001	2000
	(in millions)	
Cost	$727.0	$599.8
Accumulated depreciation	279.8	235.9
	$447.2	$363.9

Depreciation expense related to property and equipment was $90.9 million, $80.4 million and $64.9 million for 2001, 2000 and 1999, respectively.

(9) Unpaid Claims and Claim Expenses

The process of establishing loss reserves is complex and imprecise as it reflects significant judgmental factors. This is true because claim settlements to be made in the future will be impacted by changing rates of inflation and other economic conditions, changing legislative, judicial and social environments and changes in the property and casualty insurance subsidiaries' claim handling procedures.

Most of the property and casualty insurance subsidiaries' loss reserves relate to long tail liability classes of business. For many liability claims significant periods of time, ranging up to several years or more, may elapse between the occurrence of the loss, the reporting of the loss and the settlement of the claim. The longer the time span between the incidence of a loss and the settlement of the claim, the more the ultimate settlement amount can vary.

Judicial decisions and legislative actions continue to broaden liability and policy definitions and to increase the severity of claim payments. As a result of this and other societal and economic developments, the uncertainties inherent in estimating ultimate claim costs on the basis of past experience have been exacerbated, further complicating the already complex loss reserving process.

The uncertainties relating to asbestos and toxic waste claims on insurance policies written many years ago are exacerbated by inconsistent court decisions and judicial and legislative interpretations of coverage that in some cases have tended to erode the clear and express intent of such policies and in others have expanded theories of liability. The industry as a whole is engaged in extensive litigation over these coverage and liability issues and is thus confronted with a continuing uncertainty in its efforts to quantify these exposures.

Asbestos remains the most significant and difficult mass tort for the insurance industry in terms of claims volume and dollar exposure.

The property and casualty insurance subsidiaries' most significant individual asbestos exposures involve traditional defendants who manufactured, distributed or installed asbestos products for whom excess liability coverages were written. While these insureds are relatively few in number, such exposure has increased in recent years due to the increased volume of claims, the erosion of much of the underlying limits and the bankruptcies of target defendants.

Other asbestos exposures are mostly peripheral defendants, including a mix of manufacturers, distributors and installers of certain products that contain asbestos as well as premises owners. Generally, these insureds are named defendants on a regional rather than a nationwide basis. As the financial resources of traditional asbestos defendants have been depleted, plaintiffs are targeting these peripheral parties with greater frequency and, in many cases, for larger awards. In addition, the plaintiffs' bar continues to solicit new claimants through extensive advertising and through asbestos medical screenings. Litigation is then initiated even though many of the claimants do not show any signs of asbestos-related illness. Thus, new asbestos claims and new exposures on existing claims have continued unabated despite the fact that usage of asbestos has declined since the mid-1970's. Based on published projections, it is expected that the property and casualty insurance subsidiaries will continue receiving asbestos claims at the current rate for at least the next several years.

Early asbestos claims focused on the major manufacturers, distributors or installers of asbestos products under the products liability section of primary general liability policies, which typically had aggregate limits that capped an insurer's liability. A growing number of asbestos claims by insureds are being presented as "non-products" claims, such as those by installers of asbestos products and by property owners who allegedly had asbestos on their property, under the premises or operations section of primary general liability policies. Unlike products exposures, these non-products exposures typically had no aggregate limits, creating potentially greater exposure. Further, in an effort to seek additional insurance coverage, some insureds that have substantially eroded their products coverage are presenting new asbestos claims as non-products premises or operations claims or attempting to reclassify old products claims. The extent to which insureds will be successful in obtaining coverage on this basis is uncertain.

The expanded focus of asbestos litigation beyond asbestos manufacturers and distributors to installers and premises owners has created in some instances conflicts among insureds, primary insurers and excess insurers, primarily involving questions regarding allocation of indemnity and expense costs and exhaustion of policy limits. These issues are generating costly coverage litigation with the potential for inconsistent results.

Significant uncertainty remains as to the ultimate liability of the property and casualty insurance subsidiaries related to asbestos related claims due to such factors as the long latency period between asbestos exposure and disease manifestation and the resulting potential for involvement of multiple policy periods for individual claims as well as the increase in the volume of claims by plaintiffs who claim exposure but who have no symptoms of asbestos-related disease and an increase in claims filed under the non-aggregate premises or operations section of general liability policies.

Hazardous waste sites are another significant potential exposure. Under the federal "Superfund" law and similar state statutes, when potentially responsible parties (PRPs) fail to handle the clean-up at a site, regulators have the work done and then attempt to establish legal liability against the PRPs. Most PRPs named to date are parties who have been generators, transporters, past or present land owners or past or present site operators. The PRPs disposed of toxic materials at a waste dump site or transported the materials to the site. Insurance policies issued to PRPs were not intended to cover the clean-up costs of pollution and, in many cases, did not intend to cover the pollution itself.

As the costs of environmental clean-up became substantial, PRPs and others increasingly filed claims with their insurance carriers. Litigation against insurers extends to issues of liability, coverage and other policy provisions.

There is great uncertainty involved in estimating the property and casualty insurance subsidiaries' liabilities related to these claims. First, the liabilities of the claimants are extremely difficult to estimate. At any given site, the allocation of remediation costs among governmental authorities and the PRPs varies greatly depending on a variety of factors. Second, different courts have addressed liability and coverage issues regarding pollution claims and have reached inconsistent conclusions in their interpretation of several issues. These significant uncertainties are not likely to be resolved definitively in the near future.

Uncertainties also remain as to the Superfund law itself. Superfund's taxing authority expired on December 31, 1995 and has not been re-enacted. At this time, it is not possible to predict the direction that any reforms may take, when they may occur or the effect that any changes may have on the insurance industry.

Without federal movement on Superfund reform, the enforcement of Superfund liability is shifting to the states. States are being forced to reconsider state-level cleanup statutes and regulations. As individual states move forward, the potential for conflicting state regulation becomes greater. Significant uncertainty remains as to the cost of remediating the state sites. Because of the large number of state sites, such sites could prove even more costly in the aggregate than Superfund sites.

Reserves for asbestos and toxic waste claims cannot be estimated with traditional loss reserving techniques that rely on historical accident year loss development factors. Case reserves and expense reserves for costs of related litigation have been established where sufficient information has been developed to indicate the involvement of a specific insurance policy. In addition, incurred but not reported reserves have been established to cover additional exposures on both known and unasserted claims. Reserves for asbestos and toxic waste claims are continually reviewed and updated. Further increases in such loss reserves in future years are possible as legal and factual issues concerning these claims continue to be clarified. The amount cannot be reasonably estimated at the present time.

A reconciliation of the beginning and ending liability for unpaid claims and claim expenses, net of reinsurance recoverable, and a reconciliation of the net liability to the corresponding liability on a gross basis is as follows:

	2001	2000	1999
		(in millions)	
Gross liability, beginning of year	$11,904.6	$11,434.7	$10,356.5
Reinsurance recoverable, beginning of year	1,853.3	1,685.9	1,306.6
Net liability, beginning of year	10,051.3	9,748.8	9,049.9
Increase related to acquisition of Executive Risk (net of reinsurance recoverable of $339.5)	—	—	605.8
Net incurred claims and claim expenses related to			
Current year	5,552.9	4,357.7	4,147.6
Prior years	(195.5)	(230.0)	(205.6)
	5,357.4	4,127.7	3,942.0
Net payments for claims and claim expenses related to			
Current year	1,605.3	1,342.5	1,278.9
Prior years	2,793.7	2,482.7	2,570.0
	4,399.0	3,825.2	3,848.9
Net liability, end of year	11,009.7	10,051.3	9,748.8
Reinsurance recoverable, end of year	4,505.2	1,853.3	1,685.9
Gross liability, end of year	$15,514.9	$11,904.6	$11,434.7

At December 31, 2001, the gross liability for unpaid claims and claim expenses and reinsurance recoverable included $2,775.2 million and $2,238.8 million, respectively, related to the September 11 attack.

During 2001, the property and casualty insurance subsidiaries experienced overall favorable development of $195.5 million on net unpaid claims and claim expenses established as of the previous year-end. This compares with favorable development of $230.0 million and $205.6 million in 2000 and 1999, respectively. Such redundancies were reflected in operating results in these respective years. Each of the past three years benefited from favorable claim experience for certain liability classes, offset in part by losses related to asbestos and toxic waste claims.

Management believes that the aggregate loss reserves of the property and casualty insurance subsidiaries at December 31, 2001 were adequate to cover claims for losses that had occurred, including both those known and those yet to be reported. In establishing such reserves, management considers facts currently known and the present state of the law and coverage litigation. However, given the expansion of coverage and liability by the courts and the legislatures in the past and the possibilities of similar interpretations in the future, particularly as they relate to asbestos and toxic waste claims, additional increases in loss reserves may emerge in future periods. Any such increases would have an adverse effect on future operating results. However, management does not expect that any such increases would have a material adverse effect on the Corporation's financial condition.

(10) Debt and Credit Arrangements

(a) Short term debt consists of commercial paper issued by Chubb Capital Corporation (Chubb Capital), a wholly owned subsidiary of the Corporation, and is fully and unconditionally guaranteed by the Corporation. Borrowings are unsecured and are on terms and at interest rates generally extended to prime borrowers. The weighted average interest rate on short term debt approximated 1.9% at December 31, 2001.

(b) Long term debt consisted of the following:

	December 31			
	2001		2000	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in millions)			
Term loan	$ 7.5	$ 7.5	$ 10.0	$ 10.0
Mortgages	43.5	52.5	43.8	49.0
6% notes	400.0	393.5	—	—
6.15% notes	300.0	311.8	300.0	294.3
6.60% debentures	100.0	97.8	100.0	90.3
6.80% debentures	200.0	198.2	—	—
6⅞% notes	100.0	104.4	100.0	100.8
7⅛% notes	75.0	79.4	75.0	75.6
8.675% capital securities	125.0	142.0	125.0	125.8
	$1,351.0	$1,387.1	$753.8	$745.8

The term loan and mortgages are obligations of the real estate subsidiaries. The term loan matures in 2002. The mortgages payable are due in varying amounts monthly through 2010. At December 31, 2001, the interest rate on the term loan was 3.6% and the interest rate for the mortgages payable approximated 8½%. The term loan and mortgages payable are secured by real estate assets with a net book value of $179.4 million at December 31, 2001.

In November 2001, the Corporation sold $400.0 million of unsecured 6% notes due November 15, 2011 and $200 million of unsecured 6.80% debentures due November 15, 2031, the aggregate net proceeds from which were $591.8 million.

The Corporation also has outstanding $300.0 million of unsecured 6.15% notes due August 15, 2005 and $100.0 million of unsecured 6.60% debentures due August 15, 2018.

Chubb Capital has outstanding $100.0 million of unsecured 6⅞% notes due February 1, 2003. These notes are fully and unconditionally guaranteed by the Corporation.

Chubb Executive Risk Inc., a wholly owned subsidiary of the Corporation, has outstanding $75.0 million of unsecured 7⅛% notes due December 15, 2007. These notes are fully and unconditionally guaranteed by the Corporation.

Executive Risk Capital Trust, wholly owned by Chubb Executive Risk, has outstanding $125.0 million of 8.675% capital securities. The Trust in turn used the proceeds from the issuance of the capital securities to acquire $125.0 million of Chubb Executive Risk 8.675% junior subordinated deferrable interest debentures due February 1, 2027. The sole assets of the Trust are the debentures. The debentures and the related income effects are eliminated in the consolidated financial statements. The capital securities are subject to mandatory redemption on February 1, 2027, upon repayment of the debentures. The capital securities are also subject to mandatory redemption in certain other specified circumstances beginning in 2007 at a redemption price that includes a make whole premium through 2017 and at par thereafter. Chubb Executive Risk has the right, at any time, to defer payments of interest on the debentures and hence distributions on the capital securities for a period not exceeding ten consecutive semi-annual periods up to the maturity dates of the respective securities. During any such period, interest will continue to accrue and Chubb Executive Risk may not declare or pay any dividends to the Corporation. The capital securities are unconditionally and on a subordinated basis guaranteed by the Corporation.

In August 2001, the Corporation entered into a cancelable interest rate swap agreement with a notional amount of $125 million that replaces the fixed rate of the capital securities with the 3-month LIBOR rate plus 204 basis points. The swap agreement provides only for the exchange of interest on the notional amount. The interest rate swap matures in February 2027. The fair value of the swap at December 31, 2001 was not significant.

The Corporation filed a shelf registration statement with the Securities and Exchange Commission in December 2001. When the registration statement is declared effective, up to $1.0 billion of various types of securities may be issued by the Corporation.

The amounts of long term debt due annually during the five years subsequent to December 31, 2001 are as follows:

Years Ending December 31	Term Loan and Mortgages	Notes	Total
	(in millions)		
2002	$ 7.9	$ —	$ 7.9
2003	.4	100.0	100.4
2004	.4	—	.4
2005	.6	300.0	300.6
2006	.6	—	.6

(c) Interest costs of $55.0 million, $52.9 million and $48.5 million were incurred in 2001, 2000 and 1999, respectively. Interest paid was $55.5 million, $52.7 million and $48.0 million in 2001, 2000 and 1999, respectively.

(d) The Corporation has two credit agreements with a group of banks that provide for unsecured borrowings of up to $500.0 million in the aggregate. The $200.0 million short term revolving credit facility, which was to have terminated on July 4, 2001, was extended to July 2, 2002, and may be renewed or replaced. The $300.0 million medium term revolving credit facility terminates on July 11, 2002. On the respective termination dates for these agreements, any loans then outstanding become payable. There have been no borrowings under these agreements. Various interest rate options are available to the Corporation, all of which are based on market rates. The Corporation pays a fee to have these credit facilities available. Unused credit facilities are available for general corporate purposes and to support Chubb Capital's commercial paper borrowing arrangement.

(11) Reinsurance

In the ordinary course of business, the Corporation's insurance subsidiaries assume and cede reinsurance with other insurance companies and are members of various pools and associations. Reinsurance is ceded to provide greater diversification of risk and to limit the maximum net loss potential arising from large or concentrated risks. A large portion of the reinsurance is effected under contracts known as treaties and in some instances by negotiation on individual risks. Certain of these arrangements consist of excess of loss and catastrophe contracts that protect against losses over stipulated amounts arising from any one occurrence or event. Ceded reinsurance contracts do not relieve the Corporation's insurance subsidiaries of their primary obligation to the policyholders. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any reinsurer is unable to meet the obligations assumed under the reinsurance contracts. The Corporation evaluates the financial condition of its reinsurers on an ongoing basis.

Premiums earned and insurance claims and claim expenses are reported net of reinsurance in the consolidated statements of income.

The effect of reinsurance on the premiums written and earned of the property and casualty insurance subsidiaries was as follows:

	Years Ended December 31		
	2001	2000	1999
	(in millions)		
Direct premiums written	$7,534.3	$6,741.6	$6,042.6
Reinsurance assumed	525.2	384.4	275.2
Reinsurance ceded	(1,098.0)	(792.8)	(616.7)
Net premiums written	$6,961.5	$6,333.2	$5,701.1
Direct premiums earned	$7,125.8	$6,550.2	$6,037.1
Reinsurance assumed	533.9	382.6	246.5
Reinsurance ceded	(1,003.3)	(786.9)	(631.6)
Net premiums earned	$6,656.4	$6,145.9	$5,652.0

Assumed reinsurance premiums earned and written and ceded reinsurance premiums earned and written for 2001 included reinstatement premiums of $95.0 million and $65.0 million, respectively, related to the September 11 attack.

Reinsurance recoveries by the property and casualty insurance subsidiaries that have been deducted from insurance claims and claim expenses were $3,367.4 million, $791.0 million and $501.2 million in 2001, 2000 and 1999, respectively. The 2001 amount included recoveries of $2,385.2 million related to the September 11 attack.

(12) Federal and Foreign Income Tax

(a) Income tax expense (credit) consisted of the following components:

	Years Ended December 31		
	2001	2000	1999
	(in millions)		
Current tax (credit)			
United States	$ (8.3)	$152.1	$41.0
Foreign	20.7	9.6	42.7
Deferred tax (credit), principally United States	(189.9)	(25.3)	5.3
	$(177.5)	$136.4	$89.0

Federal and foreign income taxes paid were $53.4 million, $159.7 million and $83.5 million in 2001, 2000 and 1999, respectively.

(b) The provision for federal and foreign income tax gives effect to permanent differences between income for financial reporting purposes and taxable income. Accordingly, the effective income tax rate is different than the statutory federal corporate tax rate. The reasons for the different effective tax rate were as follows:

	Years Ended December 31					
	2001		2000		1999	
	Amount	% of Pre-Tax Income	Amount	% of Pre-Tax Income	Amount	% of Pre-Tax Income
	(in millions)					
Income (loss) before federal and foreign income tax	$ (66.0)		$ 851.0		$ 710.1	
Tax (credit) at statutory federal income tax rate	$ (23.1)	(35.0)%	$ 297.9	35.0%	$ 248.5	35.0%
Tax exempt interest income	(149.3)	(226.2)	(153.9)	(18.1)	(150.6)	(21.2)
Other, net	(5.1)	(7.7)	(7.6)	(.9)	(8.9)	(1.3)
Actual tax (credit)	$(177.5)	(268.9)%	$ 136.4	16.0%	$ 89.0	12.5%

(c) The tax effects of temporary differences that gave rise to deferred income tax assets and liabilities were as follows:

	December 31	
	2001	2000
	(in millions)	
Deferred income tax assets		
Unpaid claims and claim expenses	$ 560.3	$528.6
Unearned premiums	219.9	201.6
Postretirement benefits	79.8	77.8
Alternative minimum tax credit carryforward	141.4	62.9
Other, net	163.7	81.5
Total	1,165.1	952.4
Deferred income tax liabilities		
Deferred policy acquisition costs	285.4	258.5
Real estate assets	68.8	74.3
Unrealized appreciation of investments	136.1	118.6
Total	490.3	451.4
Net deferred income tax asset	$ 674.8	$501.0

(13) Stock-Based Compensation Plans

(a) In 2000, the Corporation adopted the Long-Term Stock Incentive Plan (2000), which succeeded the Long-Term Stock Incentive Plan (1996). The Long-Term Stock Incentive Plan (2000), which is similar to the 1996 plan, provides for the granting of stock options, performance shares, restricted stock and other stock-based awards to key employees. The maximum number of shares of the Corporation's common stock in respect to which stock-based awards may be granted under the 2000 Plan is 13,000,000. At December 31, 2001, 9,075,809 shares were available for grant under the 2000 Plan.

Stock options are granted at exercise prices not less than the fair market value of the Corporation's common stock on the date of grant. The terms and conditions upon which options become exercisable may vary among grants. Options expire no later than ten years from the date of grant.

Information concerning stock options is as follows:

	2001		2000		1999	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	16,683,741	$55.66	14,565,584	$55.58	9,765,090	$54.78
Exchanged for Executive Risk options	—	—	—	—	1,809,885	36.77
Granted	3,760,311	72.60	5,833,616	50.88	4,761,683	60.31
Exercised	(1,740,701)	47.80	(3,242,900)	46.05	(1,359,855)	39.50
Forfeited	(327,047)	67.51	(472,559)	60.13	(411,219)	64.20
Outstanding, end of year	18,376,304	59.66	16,683,741	55.66	14,565,584	55.58
Exercisable, end of year	12,215,260	57.86	8,787,173	57.80	9,187,352	51.09

	December 31, 2001				
	Options Outstanding			Options Exercisable	
Range of Option Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable	Weighted Average Exercise Price
$ 3.95 — $46.84	1,437,650	$39.75	2.4	1,437,650	$39.75
47.06 — 59.97	9,243,089	52.95	6.7	6,782,637	54.31
60.25 — 78.97	7,695,565	71.44	6.7	3,994,973	70.41
	18,376,304	59.66	6.4	12,215,260	57.86

Performance share awards are based on the achievement of various goals over performance cycle periods and are payable in cash, in shares of the Corporation's common stock or in a combination of both. Restricted stock awards consist of shares of common stock of the Corporation granted at no cost. Shares of restricted stock become outstanding when granted, receive dividends and have voting rights. The shares are subject to forfeiture and to restrictions that limit the sale or transfer during the restriction period.

The Corporation uses the intrinsic value based method of accounting for stock-based compensation, under which compensation cost is measured as the excess, if any, of the quoted market price of the stock at the measurement date over the amount an employee must pay to acquire the stock. Since the exercise price of stock options granted under the Long-Term Stock Incentive Plans is not less than the market price of the underlying stock on the date of grant, no compensation cost is recognized for such grants. The cost of performance share awards is expensed over the performance cycle. An amount equal to the fair market value of restricted share awards at the date of grant is expensed over the restriction period. The aggregate amount charged against income with respect to performance share and restricted stock awards was $13.5 million in 2001, $11.5 million in 2000 and $5.2 million in 1999.

The following pro forma net income and earnings per share information has been determined as if the Corporation had accounted for stock-based compensation awarded under the Long-Term Stock Incentive Plans using the fair value based method. Under the fair value based method, the estimated fair value of awards at the grant date would be charged against income on a straight-line basis over the vesting period.

	2001		2000		1999	
	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma
	(in millions except for per share amounts)					
Net income	$111.5	$65.7	$714.6	$669.6	$621.1	$585.6
Diluted earnings per share	.63	.37	4.01	3.76	3.66	3.45

The weighted average fair value of options granted under the Long-Term Stock Incentive Plans during 2001, 2000 and 1999 was $18.22, $11.98 and $13.77, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions. The risk-free interest rates for 2001, 2000 and 1999 were 4.7%, 6.7% and 5.4%, respectively. The expected volatility of the market price of the Corporation's common stock for 2001, 2000 and 1999 grants was 25.7%, 21.9% and 19.0%, respectively. The expected average term of the granted options was 5½ years for 2001, 2000 and 1999. The dividend yield was 1.9% for 2001, 2.7% for 2000 and 2.1% for 1999.

(b) The Corporation has a leveraged Employee Stock Ownership Plan (ESOP) in which substantially all employees are eligible to participate. At its inception in 1989, the ESOP used the proceeds of a $150.0 million loan from the Corporation to purchase 7,792,204 newly issued shares of the Corporation's common stock. The loan is due in September 2004 and bears interest at 9%. The Corporation has recorded the receivable from the ESOP as a separate reduction of shareholders' equity on the consolidated balance sheets. This balance is reduced as repayments are made on the loan principal.

The Corporation and its participating subsidiaries make semi-annual contributions to the ESOP in amounts determined at the discretion of the Corporation's Board of Directors. The contributions, together with the dividends on the shares of common stock in the ESOP, are used by the ESOP to make loan interest and principal payments to the Corporation. As interest and principal are paid, a portion of the common stock is allocated to eligible employees.

The Corporation uses the cash payment method of recognizing ESOP expense. In 2001, 2000 and 1999, cash contributions to the ESOP of $11.3 million, $11.0 million and $11.2 million, respectively, were charged against income. Dividends on shares of common stock in the ESOP used for debt service were $7.7 million for 2001, 2000 and 1999.

The number of allocated and unallocated shares held by the ESOP at December 31, 2001 were 4,008,152 and 1,558,444, respectively. All such shares are considered outstanding for the computation of earnings per share.

(c) The Corporation has a Stock Purchase Plan under which substantially all employees are eligible to purchase shares of the Corporation's common stock based on compensation. In March 2001, approximately 1,100,000 shares were issued under the plan at a price of $53.89 per share. At December 31, 2001, there were no subscribed shares.

(14) Employee Benefits

(a) The Corporation and its subsidiaries have several non-contributory defined benefit pension plans covering substantially all employees. Prior to 2001, benefits were generally based on an employee's years of service and average compensation during the last five years of employment. Effective January 1, 2001, the Corporation changed the formula for providing pension benefits from the final average pay formula to a cash balance formula, which credits employees semi-annually with an amount equal to a percentage of eligible compensation based on age and years of service as well as an interest credit based on individual account balances. Employees hired prior to 2001 will generally be eligible to receive vested benefits based on the higher of the final average pay or cash balance formulas. This change in the pension benefit formula did not have a significant effect on the Corporation's financial position or results of operations.

The Corporation's policy is to make annual contributions that meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

The components of net pension cost were as follows:

	Years Ended December 31		
	2001	2000	1999
	(in millions)		
Service cost of current period	$ 28.6	$ 26.4	$ 22.2
Interest cost on projected benefit obligation	43.9	40.2	37.6
Expected return on plan assets	(53.5)	(49.9)	(44.5)
Other gains	(5.0)	(6.3)	(2.5)
Net pension cost	$ 14.0	$ 10.4	$ 12.8

The following table sets forth the plans' funded status and amounts recognized in the balance sheets:

	December 31	
	2001	2000
	(in millions)	
Actuarial present value of projected benefit obligation for service rendered to date	$665.2	$589.2
Plan assets at fair value	538.8	594.1
Projected benefit obligation in excess of (less than) plan assets	126.4	(4.9)
Unrecognized net gain from past experience different from that assumed	4.0	115.8
Unrecognized prior service costs	(19.7)	(10.9)
Unrecognized net asset at January 1, 1985, being recognized principally over 19 years	.6	2.1
Pension liability included in other liabilities	$111.3	$102.1

The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation at December 31, 2001 and 2000 was 7¼% and 7½%, respectively, and the rate of increase in future compensation levels was 4½% for both years. The expected long term rate of return on assets was 9% for both years. Plan assets are principally invested in publicly traded stocks and bonds.

(b) The Corporation and its subsidiaries provide certain other postretirement benefits, principally health care and life insurance, to retired employees and their beneficiaries and covered dependents. Substantially all employees hired before January 1, 1999 may become eligible for these benefits upon retirement if they meet minimum age and years of service requirements. The expected cost of these benefits is accrued during the years that the employees render the necessary service.

The Corporation does not fund these benefits in advance. Benefits are paid as covered expenses are incurred. Health care coverage is contributory. Retiree contributions vary based upon a retiree's age, type of coverage and years of service with the Corporation. Life insurance coverage is non-contributory.

The components of net postretirement benefit cost were as follows:

	Years Ended December 31		
	2001	2000	1999
	(in millions)		
Service cost of current period	$ 5.0	$ 4.8	$ 4.5
Interest cost on accumulated benefit obligation	9.2	8.7	8.6
Net amortization and deferral	(1.4)	(1.5)	(1.0)
Net postretirement benefit cost	$12.8	$12.0	$12.1

The components of the accumulated postretirement benefit obligation were as follows:

	December 31	
	2001	2000
	(in millions)	
Accumulated postretirement benefit obligation	$137.0	$126.3
Unrecognized net gain from past experience different from that assumed	31.7	35.6
Postretirement benefit liability included in other liabilities	$168.7	$161.9

The weighted average discount rate used in determining the actuarial present value of the accumulated postretirement benefit obligation at December 31, 2001 and 2000 was 7¼% and 7½%, respectively. At December 31, 2001, the weighted average health care cost trend rate used to measure the accumulated postretirement cost for medical benefits was 10% for 2002 and was assumed to decrease gradually to 5% for the year 2009 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amount of the accumulated postretirement benefit obligation and the net postretirement benefit cost reported. To illustrate, a one percent increase or decrease in the trend rate for each year would increase or decrease the accumulated postretirement benefit obligation at December 31, 2001 by approximately $22 million and the aggregate of the service and interest cost components of net postretirement benefit cost for the year ended December 31, 2001 by approximately $3 million.

(c) The Corporation and its subsidiaries have a savings plan, the Capital Accumulation Plan, in which substantially all employees are eligible to participate. Under this plan, the employer makes a matching contribution equal to 100% of each eligible employee's pre-tax elective contributions, up to 4% of the employee's compensation. Contributions are invested at the election of the employee in the Corporation's common stock or in various other investment funds. Employer contributions of $18.6 million, $17.1 million and $15.1 million were charged against income in 2001, 2000 and 1999, respectively.

(15) Leases

The Corporation and its subsidiaries occupy office facilities under lease agreements that expire at various dates through 2019; such leases are generally renewed or replaced by other leases. In addition, the Corporation's subsidiaries lease data processing, office and transportation equipment.

Most leases contain renewal options for increments ranging from three to five years; certain lease agreements provide for rent increases based on price-level factors. All leases are operating leases.

Rent expense was as follows:

	Years Ended December 31		
	2001	2000	1999
	(in millions)		
Office facilities	$82.3	$75.2	$71.0
Equipment	15.5	14.6	13.4
	$97.8	$89.8	$84.4

At December 31, 2001, future minimum rental payments required under non-cancellable operating leases were as follows:

Years Ending December 31	(in millions)
2002	$ 91.3
2003	82.1
2004	73.4
2005	65.0
2006	58.6
After 2006	349.8
	$720.2

(16) Commitments and Contingent Liabilities

(a) CFSI participates in the credit derivatives business, principally as a counterparty to credit default swaps. The Corporation has issued unconditional guarantees with respect to all obligations of CFSI arising from these transactions.

Obligations with respect to credit default swaps are carried at estimated fair value. At December 31, 2001, the fair value of future obligations under credit default swaps was $47.9 million. At that date, the aggregate exposure or retained risk, referred to as notional amounts, from open credit default swaps was approximately $14.3 billion. The notional amounts are used to express the extent of involvement in swap transactions. Notional amounts are not a quantification of market risk or credit risk and are not recorded on the balance sheet. The notional amounts are used to calculate the exchange of contractual cash flows and are not necessarily representative of the potential for gain or loss.

(b) A property and casualty insurance subsidiary issued a reinsurance contract to an insurer that provides financial guarantees on asset-backed transactions. At December 31, 2001, the aggregate principal commitments related to the contract for which the subsidiary was contingently liable amounted to approximately $400 million, all of which expire by 2023.

(17) Earnings Per Share

Basic earnings per common share is based on net income divided by the weighted average number of common shares outstanding during each year. Diluted earnings per share includes the maximum dilutive effect of awards under stock-based compensation plans.

The following table sets forth the computation of basic and diluted earnings per share:

	Years Ended December 31		
	2001	2000	1999
	(in millions except for per share amounts)		
Basic earnings per share:			
Net income	$111.5	$714.6	$621.1
Weighted average number of common shares outstanding	172.2	174.3	167.7
Basic earnings per share	$ .65	$ 4.10	$ 3.70
Diluted earnings per share:			
Net income	$111.5	$714.6	$621.1
Weighted average number of common shares outstanding	172.2	174.3	167.7
Additional shares from assumed exercise of stock-based compensation awards	3.6	4.0	2.1
Weighted average number of common shares and potential common shares assumed outstanding for computing diluted earnings per share	175.8	178.3	169.8
Diluted earnings per share	$ .63	$ 4.01	$ 3.66

In 2001, 2000 and 1999, options to purchase 4.0 million shares, 3.5 million shares and 5.2 million shares of common stock with weighted average exercise prices of $76.27 per share, $68.81 per share and $67.71 per share, respectively, were excluded from the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the Corporation's common stock.

For additional disclosure regarding the stock-based compensation awards, see Note (13).

(18) Segments Information

The property and casualty operations include three reportable underwriting segments and the investment function. The underwriting segments are personal insurance, commercial insurance and specialty insurance. The personal segment targets the personal insurance market. The personal classes include automobile, homeowners and other personal coverages. The commercial segment includes those classes of business that are generally available in broad markets and are of a more commodity nature. Commercial classes include multiple peril, casualty, workers' compensation and property and marine. The specialty segment includes those classes of business that are available in more limited markets since they require specialized underwriting and claim settlement. Specialty classes include executive protection, financial institutions and other specialty coverages.

The property and casualty underwriting segments were changed in 2001 to present results in a manner more consistent with the way the business is now managed. The property and marine business was reclassified from the specialty insurance segment to the commercial insurance segment and some business that was included within executive protection was reclassified to multiple peril. Prior period amounts have been reclassified to conform to the new presentation.

Corporate and other includes investment income earned on corporate invested assets, corporate expenses and the results of CFSI and the Corporation's real estate and other non-insurance subsidiaries.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note (1). Performance of the property and casualty underwriting segments is based on underwriting results before deferred policy acquisition costs, amortization of goodwill and certain charges. Investment income performance is based on investment income net of investment expenses, excluding realized investment gains.

Distinct investment portfolios are not maintained for each underwriting segment. Property and casualty invested assets are available for payment of claims and expenses for all classes of business. Therefore, such assets and the related investment income are not allocated to underwriting segments.

Revenues, income before income tax and assets of each operating segment were as follows:

	Years Ended December 31		
	2001	2000	1999
		(in millions)	
Revenues			
Property and casualty insurance			
Premiums earned			
Personal insurance	$1,847.9	$1,620.6	$1,447.5
Commercial insurance	2,366.3	2,353.7	2,495.2
Specialty insurance	2,442.2	2,171.6	1,709.3
	6,656.4	6,145.9	5,652.0
Investment income	914.7	890.8	832.6
Total property and casualty insurance	7,571.1	7,036.7	6,484.6
Corporate and other			
Corporate investment income	68.1	66.4	60.8
Real estate and other	114.0	96.9	96.8
Realized investment gains	.8	51.5	87.4
Total revenues	$7,754.0	$7,251.5	$6,729.6
Income (loss) before income tax			
Property and casualty insurance			
Underwriting			
Personal insurance	$ (67.3)	$ 80.7	$ 121.1
Commercial insurance	(290.2)	(326.7)	(464.1)
Specialty insurance	(632.8)	160.1	168.4
	(990.3)	(85.9)	(174.6)
Increase (decrease) in deferred policy acquisition costs	86.8	62.3	(4.2)
Underwriting loss	(903.5)	(23.6)	(178.8)
Investment income	902.6	879.2	821.0
Amortization of goodwill and other charges	(52.3)	(52.2)	(16.0)
Total property and casualty insurance	(53.2)	803.4	626.2
Corporate and other income (loss)	(13.6)	(3.9)	(3.5)
Realized investment gains	.8	51.5	87.4
Total income (loss) before income tax	$ (66.0)	$ 851.0	$ 710.1

	December 31		
	2001	2000	1999
		(in millions)	
Assets			
Property and casualty insurance	$27,767.0	$23,066.1	$21,628.1
Corporate and other	1,752.9	2,030.4	1,976.9
Adjustments and eliminations	(70.9)	(69.8)	(68.0)
Total assets	$29,449.0	$25,026.7	$23,537.0

Property and casualty results for 2001 included an underwriting loss of $635.0 million from the September 11 attack, comprising $20.0 million in personal insurance, $103.2 million in commercial insurance and $511.8 million in specialty insurance, as well as other charges of $10.0 million. Specialty insurance underwriting results in 2001 also included net surety bond losses of $220.0 million related to the bankruptcy of Enron Corp.

The international business of the property and casualty insurance segment is conducted primarily through subsidiaries that operate solely outside of the United States. Their assets and liabilities are located principally in the countries where the insurance risks are written. International business is also written by branch offices of certain domestic subsidiaries.

Revenues of the property and casualty insurance subsidiaries by geographic area were as follows:

	Years Ended December 31		
	2001	2000	1999
		(in millions)	
Revenues			
United States	$6,331.9	$5,914.9	$5,452.1
International	1,239.2	1,121.8	1,032.5
Total	$7,571.1	$7,036.7	$6,484.6

(19) Fair Values of Financial Instruments

Fair values of financial instruments are based on quoted market prices where available. Fair values of financial instruments for which quoted market prices are not available are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rates and the estimated amounts and timing of future cash flows. In such instances, the derived fair value estimates cannot be substantiated by comparison to independent markets and are not necessarily indicative of the amounts that could be realized in immediate settlement of the instrument. Certain financial instruments, particularly insurance contracts, are excluded from fair value disclosure requirements.

The methods and assumptions used to estimate the fair value of financial instruments are as follows:

(i) The carrying value of short term investments approximates fair value due to the short maturities of these investments.

(ii) Fair values of fixed maturities with active markets are based on quoted market prices. For fixed maturities that trade in less active markets, fair values are obtained from independent pricing services. Fair values of fixed maturities are principally a function of current interest rates. Care should be used in evaluating the significance of these estimated market values which can fluctuate based on such factors as interest rates, inflation, monetary policy and general economic conditions.

(iii) Fair values of equity securities with active markets are based on quoted market prices. For other equity securities, fair values are estimates of value.

(iv) Fair values of real estate mortgages and notes receivable are estimated individually as the value of the discounted future cash flows of the loan, subject to the estimated fair value of the underlying collateral. The cash flows are discounted at rates based on a U.S. Treasury security with a maturity similar to the loan, adjusted for credit risk.

(v) The carrying value of short term debt approximates fair value due to the short maturities of this debt.

(vi) Long term debt consists of a term loan, mortgages payable, long term notes and capital securities. The fair value of the term loan approximates the carrying value because such loan consists of variable-rate debt that reprices frequently. Fair values of mortgages payable are estimated using discounted cash flow analyses. Fair values of the long term notes and capital securities are based on prices quoted by dealers.

(vii) Fair values of credit derivatives, principally credit default swaps, are determined using an internal valuation model that is similar to external valuation models. The fair value of a credit default swap is subject to fluctuations arising from, among other factors, observable changes in credit spreads and interest rates.

The carrying values and fair values of financial instruments were as follows:

	December 31			
	2001		2000	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in millions)			
Assets				
Invested assets				
Short term investments	$ 956.8	$ 956.8	$ 605.6	$ 605.6
Fixed maturities (Note 5)				
Held-to-maturity	1,218.5	1,282.5	1,496.1	1,564.7
Available-for-sale	14,898.2	14,898.2	14,068.3	14,068.3
Equity securities	710.4	710.4	830.6	830.6
Real estate mortgages and notes receivable (Note 7)	97.7	89.0	89.7	81.9
Liabilities				
Short term debt (Note 10)	199.0	199.0	—	—
Long term debt (Note 10)	1,351.0	1,387.1	753.8	745.8
Credit derivatives (Note 16)	47.9	47.9	6.2	6.2

(20) Comprehensive Income

Comprehensive income is defined as all changes in shareholders' equity, except those arising from transactions with shareholders. Comprehensive income includes net income and other comprehensive income, which for the Corporation consists of changes in unrealized appreciation or depreciation of investments carried at market value and changes in foreign currency translation gains or losses.

The components of other comprehensive income or loss were as follows:

	Years Ended December 31								
	2001			2000			1999		
	Before Tax	Income Tax (Credit)	Net	Before Tax	Income Tax (Credit)	Net	Before Tax	Income Tax (Credit)	Net
					(in millions)				
Unrealized holding gains (losses) arising during the year	$ 50.8	$ 17.8	$ 33.0	$502.8	$136.6*	$366.2	$(663.2)	$(191.7)*	$(471.5)
Less: reclassification adjustment for realized gains included in net income	.8	.3	.5	51.5	18.0	33.5	87.4	31.6	55.8
Net unrealized gains (losses) recognized in other comprehensive income	50.0	17.5	32.5	451.3	118.6	332.7	(750.6)	(223.3)	(527.3)
Foreign currency translation losses	(6.7)	(2.2)	(4.5)	(36.6)	(12.9)	(23.7)	(14.2)	(5.4)	(8.8)
Total other comprehensive income (loss)	$ 43.3	$ 15.3	$ 28.0	$414.7	$105.7	$309.0	$(764.8)	$(228.7)	$(536.1)

* Reflects a decrease of $39.4 million and an increase of $39.4 million in a valuation allowance in 2000 and 1999, respectively.

(21) Shareholders' Equity

(a) The authorized but unissued preferred shares may be issued in one or more series and the shares of each series shall have such rights as fixed by the Board of Directors.

(b) The activity of the Corporation's common stock was as follows:

	Years Ended December 31		
	2001	2000	1999
		(number of shares)	
Common stock issued			
Balance, beginning of year	178,833,278	177,272,322	175,989,202
Share activity related to acquisition of Executive Risk	—	—	641,474
Share activity under option and incentive plans	1,297,960	1,560,956	641,646
Balance, end of year	180,131,238	178,833,278	177,272,322
Treasury stock			
Balance, beginning of year	3,914,105	1,782,489	13,722,376
Share activity related to acquisition of Executive Risk	—	—	(13,651,028)
Repurchase of shares	7,971,600	3,783,400	2,596,700
Share activity under option and incentive plans	(1,825,848)	(1,651,784)	(885,559)
Balance, end of year	10,059,857	3,914,105	1,782,489
Common stock outstanding, end of year	170,071,381	174,919,173	175,489,833

(c) The Corporation has a shareholders rights plan under which each shareholder has one right for each share of common stock of the Corporation held. Each right entitles the holder to purchase from the Corporation one one-thousandth of a share of Series B Participating Cumulative Preferred Stock at an exercise price of $240. The rights are attached to all outstanding shares of common stock and trade with the common stock until the rights become exercisable. The rights are subject to adjustment to prevent dilution of the interests represented by each right.

The rights will become exercisable and will detach from the common stock ten days after a person or group either acquires 20% or more of the outstanding shares of the Corporation's common stock or announces a tender or exchange offer which, if consummated, would result in that person or group owning 20% or more of the outstanding shares of the Corporation's common stock.

In the event that any person or group acquires 20% or more of the outstanding shares of the Corporation's common stock, each right will entitle the holder, other than such person or group, to purchase that number of shares of the Corporation's common stock having a market value of two times the exercise price of the right. In the event that, following the acquisition of 20% or more of the Corporation's outstanding common stock by a person or group, the Corporation is acquired in a merger or other business combination transaction or 50% or more of the Corporation's assets or earning power is sold, each right will entitle the holder to purchase common stock of the acquiring company having a value equal to two times the exercise price of the right.

At any time after any person or group acquires 20% or more of the Corporation's common stock, but before such person or group acquires 50% or more of such stock, the Corporation may exchange all or part of the rights, other than the rights owned by such person or group, for shares of the Corporation's common stock at an exchange ratio of one share of common stock per right.

The rights do not have the right to vote or to receive dividends. The rights may be redeemed in whole, but not in part, at a price of $.01 per right by the Corporation at any time until the tenth day after the acquisition of 20% or more of the Corporation's outstanding common stock by a person or group. The rights will expire at the close of business on March 12, 2009, unless previously exchanged or redeemed by the Corporation.

(d) The Corporation's insurance subsidiaries are required to file annual statements with insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). For such subsidiaries, generally accepted accounting principles (GAAP) differ in certain respects from statutory accounting practices. Effective January 1, 2001, the Corporation's U.S. domiciled insurance subsidiaries adopted the National Association of Insurance Commissioners' Codification of Statutory Accounting Principles (Codification). Codification is intended to standardize regulatory reporting to state insurance departments. The adoption of Codification increased the statutory basis policyholders' surplus of the Corporation's insurance subsidiaries at December 31, 2001 by approximately $295 million.

A comparison of shareholders' equity on a GAAP basis and policyholders' surplus on a statutory basis is as follows:

	December 31			
	2001		2000	
	GAAP	Statutory	GAAP	Statutory
	(in millions)			
Property and casualty insurance subsidiaries	$6,566.6	$3,814.8	$5,974.6	$3,483.7
Corporate and other	(41.3)		1,007.1	
	$6,525.3		$6,981.7	

A comparison of GAAP and statutory net income (loss) is as follows:

	Years Ended December 31					
	2001		2000		1999	
	GAAP	Statutory	GAAP	Statutory	GAAP	Statutory
	(in millions)					
Property and casualty insurance subsidiaries	$ 95.0	$(239.2)	$711.3	$622.2	$610.6	$609.3
Corporate and other	16.5		3.3		10.5	
	$111.5		$714.6		$621.1	

(e) The Corporation's ability to continue to pay dividends to shareholders and interest on debt obligations relies on the availability of liquid assets in the Corporation, which is dependent on the dividend paying ability of its property and casualty insurance subsidiaries. Various state insurance laws restrict the Corporation's property and casualty insurance subsidiaries as to the amount of dividends they may pay to the Corporation without the prior approval of regulatory authorities. The restrictions are generally based on net income and on certain levels of policyholders' surplus as determined in accordance with statutory accounting practices. Dividends in excess of such thresholds are considered "extraordinary" and require prior regulatory approval. During 2001, these subsidiaries paid cash dividends to the Corporation totaling $240 million.

The maximum dividend distribution that may be made by the property and casualty insurance subsidiaries to the Corporation during 2002 without prior approval is approximately $350 million.

REPORT OF INDEPENDENT AUDITORS

ERNST & YOUNG LLP
787 Seventh Avenue
New York, New York 10019

The Board of Directors and Shareholders
The Chubb Corporation

We have audited the accompanying consolidated balance sheets of The Chubb Corporation as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, cash flows and comprehensive income for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Chubb Corporation at December 31, 2001 and 2000 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 28, 2002

QUARTERLY FINANCIAL DATA

Summarized unaudited quarterly financial data for 2001 and 2000 are shown below. In management's opinion, the interim financial data contain all adjustments, consisting of normal recurring items, necessary to present fairly the results of operations for the interim periods.

	Three Months Ended							
	March 31		June 30		September 30		December 31	
	2001	2000	2001	2000	2001(a)	2000	2001(b)	2000
	(in millions except for per share amounts)							
Revenues	$1,891.5	$1,767.0	$1,914.5	$1,774.0	$1,956.3	$1,858.5	$1,991.7	$1,852.0
Claims and expenses	1,682.1	1,592.9	1,748.3	1,549.8	2,383.7	1,601.4	2,005.9	1,656.4
Federal and foreign income tax (credit)	34.4	20.4	19.4	39.6	(188.4)	49.2	(42.9)	27.2
Net income (loss)	$ 175.0	$ 153.7	$ 146.8	$ 184.6	$ (239.0)	$ 207.9	$ 28.7	$ 168.4
Basic earnings (loss) per share	$ 1.00	$ .88	$ .84	$ 1.05	$ (1.40)	$ 1.20	$ .17	$ .97
Diluted earnings (loss) per share	$ .97	$ .87	$ .83	$ 1.02	$ (1.40)	$ 1.17	$ .16	$ .95
Underwriting ratios								
Losses to premiums earned	67.0%	69.2%	70.0%	65.9%	105.7%	66.9%	79.9%	67.9%
Expenses to premiums written	32.9	32.7	33.5	32.7	32.1	32.5	32.0	33.8
Combined	99.9%	101.9%	103.5%	98.6%	137.8%	99.4%	111.9%	101.7%

(a) In the third quarter of 2001, revenues included reinstatement premiums of $30.0 million and claims and expenses included costs of $675.0 million related to the September 11 attack. Net income for the quarter was reduced by $420.0 million or $2.46 per basic and diluted share for the after-tax effect of the net costs. Excluding the impact of the September 11 attack, the losses to premiums earned ratio was 67.2%, the expenses to premiums written ratio was 32.7% and the combined ratio was 99.9%.

(b) In the fourth quarter of 2001, claims and expenses included net surety bond losses of $220.0 million related to the bankruptcy of Enron Corp., resulting in an after-tax charge to net income of $143.0 million or $0.83 per diluted share ($0.85 per basic share). Excluding the effect of the Enron surety losses, the losses to premiums earned ratio for the quarter was 67.0% and the combined ratio was 99.0%.

COMMON STOCK DATA

The common stock of the Corporation is listed and principally traded on the New York Stock Exchange (NYSE). The following are the high and low closing sale prices as reported on the NYSE Composite Tape and the quarterly dividends declared for each quarter of 2001 and 2000.

	2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Common stock prices				
High	$83.44	$79.00	$76.89	$77.66
Low	65.27	64.32	58.59	66.02
Dividends declared	.34	.34	.34	.34

	2000			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Common stock prices				
High	$67.56	$72.38	$82.00	$90.00
Low	44.75	59.63	62.75	72.25
Dividends declared	.33	.33	.33	.33

At March 11, 2002, there were approximately 6,300 common shareholders of record.

Managing Directors

John L. Angerami
Joel D. Aronchick
Ronald G. Bennett
Jon C. Bidwell
Joanne L. Bober
James P. Bronner
Alan C. Brown
Malcolm B. Burton
John F. Casella
Terrence W. Cavanaugh
Robert C. Cox
Jimmy R. Deaderick
John J. Degnan
William J. Falsone
George R. Fay
Edward J. Fernandez
David S. Fowler
Brice R. Gamber
Gregory Georgieff
Chris J. Giles
John H. Gillespie
Baxter W. Graham
Mark E. Greenberg
Donna M. Griffin
Walter P. Guzzo
David G. Hartman
Weston M. Hicks
Jayne E. Hill
Doris M. Johnson
Ralph E. Jones, III
John F. Kearney
John F. Kirby, Jr.
Paul J. Krump
Charles M. Luchs
Robert M. Lynyak
Michael J. Marchio
George F. Marts
Charles G. McCaig
Andrew A. McElwee, Jr.
Donald E. Mergen
Ellen J. Moore
Harold L. Morrison, Jr.
Thomas F. Motamed
D. Udo Nixdorf
Joseph C. O'Donnell
Dean R. O'Hare
Michael O'Reilly
Richard H. Ort
Gary C. Petrosino
Steven R. Pozzi
Marjorie D. Raines
Dino E. Robusto
Paul F. Romano
Mario D. Rossi
Parker W. Rush
Timothy J. Szerlong
William J. Tabinsky
Robert W. Teschke
Janice M. Tomlinson
Gary Trust
William P. Tully
Bert Van Der Vossen
Thomas T. Warden

Officers

Chairman
Dean R. O'Hare

President
John J. Degnan

Executive Vice Presidents
George R. Fay
David S. Fowler
Weston M. Hicks
Ralph E. Jones, III
Paul J. Krump
Charles M. Luchs
Thomas F. Motamed
Michael O'Reilly
Richard H. Ort

Senior Vice Presidents
John L. Angerami
Joel D. Aronchick
William D. Arrighi
Jon C. Bidwell
Julia T. Boland
George F. Breuer
James P. Bronner
Deborah L. Bronson
David J. Brosnan
Alan C. Brown
R. Jeffery Brown
Malcolm B. Burton
Andrew C. Carnase
John F. Casella
Terrence W. Cavanaugh
Mario J. Chiappetti
Robert C. Cox
Gardner R. Cunningham, Jr.
Robert F. Dadd
D. Scott Dalton
James A. Darling
Jimmy R. Deaderick
Christophe N. DiSipio
Alan G. Driscoll
Kathleen S. Ellis
Timothy T. Ellis
William J. Falsone
Edward J. Fernandez
Sean M. Fitzpatrick
Thomas V. Fitzpatrick
Brice R. Gamber
James E. Gardner
Gregory Georgieff
Gerald T. Giesler
Chris J. Giles
John H. Gillespie
Baxter W. Graham
Lawrence Grant
Mark E. Greenberg
Donna M. Griffin
Charles S. Gunter
Walter P. Guzzo
Jayne E. Hill
Kim D. Hogrefe
Patricia A. Hurley
James S. Hyatt
Doris M. Johnson
John F. Kearney
John F. Kirby, Jr.
Mark P. Korsgaard
Kathleen S. Langner
Donald B. Lawson
Kevin J. Leidwinger
Paul L. Lewis
Robert W. Lingeman
Robert M. Lynyak
Gary S. Maier
Michael J. Marchio
George F. Marts
Robert A. Marzocchi
Charles G. McCaig
Thomas J. McCormack
Donald E. Mergen
Ellen J. Moore
Harold L. Morrison, Jr.
Frances D. O'Brien
Joseph C. O'Donnell
Robert A. Patulo
Joseph V. Perno
Gary C. Petrosino
Patrick A. Pisano
Steven R. Pozzi
Daniel R. Reid
Dino E. Robusto
Paul F. Romano
Evan J. Rosenberg
Lee M. Roth
Parker W. Rush
Timothy M. Shannahan
Richard I. Simon
Patricia Skold
Gail W. Soja
Richard P. Soja
Edward G. Spell
John M. Swords
Timothy J. Szerlong
William J. Tabinsky
Clifton E. Thomas
Bruce W. Thorne
Janice M. Tomlinson
Roger D. Trachsel
Gary Trust
Peter J. Tucker
William P. Tully
Richard V. Werner
James L. West

Senior Vice President and Chief Accounting Officer
Henry B. Schram

Senior Vice President and Chief Actuary
David G. Hartman

Senior Vice Presidents and Actuaries
James E. Biller
Adrienne B. Kane
Michael F. McManus

Senior Vice President and General Counsel
Joanne L. Bober

Senior Vice President and Assistant General Counsel
William J. Murray

Senior Vice President and Secretary
Henry G. Gulick

Senior Vice President and Treasurer
Philip J. Sempier

Vice Presidents
William A. Accordino
Vincent R. Agnew
Valerie A. Aguirre
Peter L. Aitken
James D. Albertson
James E. Altman
Naveen Anand
John C. Anderson
Mary S. Aquino
Michael Arcuri
Ronald J. Arigo
Brendan Arnott
Mary Ann Avnet
Dorothy M. Badger
Kirk O. Bailey
Walter Baker, Jr.
J. Michael Baldwin
Gregory P. Barabas
Donald E. Barb
Frances M. Barfoot
Richard W. Barnett
William E. Barr, Jr.
Wayne A. Bayer
John L. Bayley
Arthur J. Beaver
Mark L. Berthiaume
Stanley V. Bloom
Peter G. Boccher
Charles A. Borda
Thomas S. Botsford
Thomas B. Breiner
Patricia A. Bubb
Timothy D. Buckley
Gerard M. Butler
Paul J. Butler
Robert E. Callard
Michael J. Casella
John C. Cavanaugh
Richard A. Ciullo
Laura B. Clark
Frank L. Claybrooks
Theodore R. Clayton
William T. Conway
John P. Coonan
Timothy J. Covello
Edwin E. Creter
William S. Crowley
Douglas J. Dalrymple
Christina A. Dart
Kenneth L. Davidson, Jr.
Mark W. Davis
Bruce V. Day
Carol A. DeFrance
Gary R. DeLong
Phillip C. Demmel
John M. DeNegre
Susan Devries Amelang
Debra A. Diken
Timothy R. Diveley
Matthew P. Dolan
Robert J. Donnelly
Alfred C. Drowne
Kathleen M. Dubia
Mark D. Dugle
Leslie L. Edsall
James P. Ekdahl
Rick J. Eldridge
Nilo S. Enriquez
Victoria S. Esposito
Timothy J. Farr
Michele N. Fincher
Adam Finkle
Philip W. Fiscus
Philip G. Folz
Patrick G. Fouche
Paul W. Franklin
John B. Fuoss
Frederick W. Gaertner
Susan A. Gaffney
Anthony S. Galban
Thomas J. Ganter
Wallace W. Gardner, Jr.
Michael A. Garguilo
Donald M. Garvey, Jr.
T. Brian Gauen
Ned I. Gerstman
Josephine A. Goodwin
Jeffrey S. Grange
Perry S. Granof
Edward J. Gumbrecht
Marc R. Hachey
Nancy Halpin-Birkner
Charles F. Hamann
Robert A. Hamburger
James R. Hamilton
Lawrence T. Hannon, Jr.
James Hasley
Gary L. Heard
Michael W. Heembrock
Steven D. Hernandez
John Hernandez
Frederick P. Hessenthaler
Maureen Y. Higdon
Michael A. Hinojosa
Jane L. Hodgson
Henry B. Hoffer
Jeffrey Hoffman
Pamela D. Hoffman
Kevin G. Hogan
Kristen A. Holden
Robert S. Holley, Jr.
Michael S. Howey
Thomas B. Howland
Susan R. Huntington
Gerald A. Ippolito
Robert A. Ivey, III
Patricia L. Jackson-Hall
Steven Jakubowski
Mark James
John M. Jeffrey
Colleen A. Jennings
Bradford W. Jones
John J. Juarez, Jr.
David L. Keenan
Debra Ann Keiser
Timothy J. Kelly
John J. Kennedy
Thomas R. Kerr
Patricia J. Key
Elsbeth Kirkpatrick
Margaret A. Klose
James P. Knight
Cille Koch
Joseph M. Korkuch
Linda A. Kortlandt
Kathleen W. Koufacos
Eric T. Krantz
Ulli Krell
John B. Kristiansen
Andrew N. LaGravenese
James V. Lalor
Mary M. Leahy
Leopold H. Lemmelin, II
Robert A. Lippert
Frederick W. Lobdell
Donna M. Lombardi
Kathleen K. Lubin
Matthew E. Lubin
Beverly J. Luehs
Amelia C. Lynch
Robert Lynch
Richard C. Mahle
Helen A. Maksymiuk
Michael J. Maloney
Michael L. Marinaro
Kathleen P. Marvel
Melissa S. Masles
Brian Mates
Richard D. Mauk
Frances K. McGuinn
David P. McKeon
Elizabeth C. McCarthy
James C. McCarthy
Lisa M. McGee
Denise B. Melick
Robert Meola
Joseph G. Merten
Scott D. Meyers
Michelle D. Middleton
Robert P. Midwood
Mark A. Mileusnic
John J. Mizzi
John Moeller
Terry D. Montgomery
Gregory D. Moore
Frank Morelli
Paul N. Morrissette
Matthew A. Mueller
Richard P. Munson
Kevin M. Neary
Lynn S. Neville
Catherine J. Nikoden
Barbara Nisivoccia
Douglas A. Nordstrom
Randall G. Oates
Raymond C. O'Byrne
Moses I. Ojeisekhoba
Kelly P. O'Leary
Michael W. O'Malley
Bridget Onda
Michael D. Oppe
Kathleen A. Orenczak
Rocco C. Orlando
Joan L. O'Sullivan
Daniel A. Pacicco
Debra A. Palermino
Joseph A. Palladino
Kristen Park
Nancy D. Pate-Nelson
Audrey L. Petersen
Jane M. Peterson
Jeffrey Peterson
Irene D. Petillo
Donald W. Petrin
MaryBeth Pittinger
James H. Proferes
Paul T. Pruett
Eric Pruss
Joseph W. Ptaszynski
William J. Puleo
Douglas J. Purcell
Edward J. Radzinski
Marjorie D. Raines
Richard D. Reed
Richard P. Reed
Joseph A. Riccio
Jenifer L. Rinehart
Christoph C. Ritterson
Eric M. Rivera
Frank E. Robertson
Mark J. Robinson
David C. Robinson
Edward F. Rochford
Marylous Rodden
Beatriz Rodriguez
James Romanelli
Mary E. Russo
Jeffrey W. Ryan
Ruth M. Ryan
Celia Santana
Robert F. Santoro
Mary A. Scelba
Eric D. Schall
Anthony C. Schiavone
Brad S. Schrum
Robert D. Schuck
Steven Schulman
Doreen Sempier
Ashwin K. Shah
Mary T. Sheridan
Anthony W. Shine
Donald L. Siegrist, Jr.
Mary N. Sklarski
Michael A. Slor
John P. Smith
Kevin G. Smith
Veronica Somarriba
Victor J. Sordillo
Scott R. Spencer
Paul M. Stachura
Michael E. Stapleton
Joshua O. Stein
Kenneth J. Stephens
Victor C. Stewman
Dorit D. Straus
Diane T. Strehle
Joel M. Tealer

CHUBB & SON, a division of Federal Insurance Company (continued)

Officers

Joseph R. Teresi
Robert W. Teschke
Peter J. Thompson
Kathleen M. Tierney
Edward Tirpak
Richard E. Towle
Joel S. Townsend
Walter R. Trippe
William C. Turnbull, Jr.
Michele E. Twyman
Richard L. Ughetta
Paula C. Umreiko

Emily J. Urban
Louise E. Vallee
Russell A. Van Houten
Edgardo Van Rhyn
Peter H. Vogt, II
Richard Vreeland
Jill E. Wadlund
Charles J. Walkonis
Susan C. Waltermire
Christine Wartella
Walter B. Washington
Evan P. Wasserman
Maureen B. Waterbury

Ryan L. Watson
Carole J. Weber
Errol L. Whisler
W. James White, Jr.
Judith A. Wieland
Robert C. Wigger
David B. Williams
G. Eugene Williams
Jeremy N.R. Winter
Suzanne L. Witt
Alan J. Wonsowski
Gary C. Woodring

Glenn J. Wright
Thomas Wright
Stephen J. Zappas
Ann H. Zaprazny

Vice Presidents and Actuaries
W. Brian Barnes
Peter V. Burchett
Linda M. Groh
Kevin A. Kesby
Keith R. Spalding

Vice President and Counsel
Louis Nagy

Vice Presidents and Associate Counsels
Peter K. Barber
Matthew Campbell
Susan J. Murr
Stephen P. Tasy
Linda F. Walker

FEDERAL INSURANCE COMPANY

Officers

Chairman and President
Dean R. O'Hare

Senior Vice Presidents
Brendon R. Allan
Roger C.P. Brookhouse
John J. Degnan
Ian R. Faragher
David S. Fowler
Chris J. Giles
Christopher Hamilton
Ian Lancaster
Mark T. Lingafelter
Donald E. Mergen
Michael O'Reilly
Gary C. Petrosino

Senior Vice President and General Counsel
Joanne L. Bober

Vice Presidents
Stephen Blasina
Rohan Borrell
Thomas B. Breiner
Malcolm B. Burton
Robert E. Callard
Michael J. Casella
Jackie Chang
Bay Hon Chin
Michael Collins
Andre Dallaire
Rick J. Eldridge
Brant W. Free, Jr.
Brice R. Gamber
Lawrence Grant
Rick A. Gray
Michael S. Howey
George X.Z. Huang
James E. Kerns
Irene Liang
Amelia C. Lynch
Robert A. Marzocchi
Melissa S. Masles
David P. McKeon
Mark A. Mileusnic
Mark B. Mitchell
Glenn A. Montgomery
Douglas J. Purcell
Marjorie D. Raines
Frank E. Robertson
Parker W. Rush
Henry B. Schram
Stephen P. Tasy
Janice M. Tomlinson
Stephen P. Warren
Doreen Yip

Vice President and Actuary
David G. Hartman

Vice President and Secretary
Henry G. Gulick

Vice President and Treasurer
Philip J. Sempier

CHUBB INSURANCE COMPANY OF CANADA

Directors

Diane P. Baxter
Denis C. Brown
Barry T. Grant
Andrew A. McElwee, Jr.
D. Udo Nixdorf
Dean R. O'Hare
Peter B. Smith
Crawford W. Spratt
Janice M. Tomlinson

Officers

Chairman, President and Chief Executive Officer
Janice M. Tomlinson

Senior Vice Presidents
Diane P. Baxter
James V. Newman
D. Udo Nixdorf
Richard F. Nobles
Susan Vella

Senior Vice President and Chief Financial Officer
Geoffrey D. Shields

Vice Presidents
Jean Bertrand
Barry Blackburn
LeeAnn Boyd
Nicole Brouillard
Giovanni Damiano
Patricia Ewen
Ronee German
Susan MacEachern
Mary Maloney
Michael J. Orrell
Garth Pepper
David Price
Sami Sayegh
Fred Shurbaji
Andrew Steen
Thomas T. Warden

Secretary
Crawford W. Spratt

CHUBB INSURANCE COMPANY OF EUROPE, S.A.

Directors

Joel D. Aronchick
Cecile Coune
Gregory Georgieff
Andrew A. McElwee, Jr.
Dean R. O'Hare
Kevin O'Shiel
Sir David G. Scholey, CBE

Officers

President and Chief Executive Officer
Joel D. Aronchick

Executive Vice President
Gregory Georgieff

Senior Vice Presidents
Michael J. Casella
Paul Chapman
Cecile Coune
Robert F. Dadd
Chris J. Giles
Jeremiah M. Hourihan
Carlos Merino
Karen Morris
Moses I. Ojeisekhoba
John Redmond
John Sims
David Stevens
Bert Van Der Vossen
Paul R. Van Pelt
Thomas T. Warden

Senior Vice President and Chief Financial Officer
Kevin O'Shiel

Vice Presidents
Didier Arminjon
Jan Auerbach
Lotfi Baccouche
Ron Bakker
Janic Baudrihaye
Bernhard Budde
Baudouin Caillemer
Clive Chipperfield
Kenneth Chung
Bernard Claudinon
Bijan Daftari
Thierry Daucourt
Christian de Hericourt
Philippe Deverdun
Jonathan Dye
Halcyon Ellis
Johannes Etten
Richard Eveleigh
Andre Ford
Barry Goldsmith
Bogislav Graf von Schwerin
Carolyn Hamilton
Eric Hassel
Robert Haury
Isabelle Hilaire
Horst Ihlas
Helen Koustas
Andreas Luberichs
Daniel Maurer
Andrew McKee
Miguel Molina
Tom Newark
Clemens Nieuwenstein
Rene Nieuwland
Jonathan Phillips
Hugh Pollington
Jalil Rehman
David Robinson
John Roome
Henrik Schwiening
Alan Sheil
Eric Sidgwick
Mervyn Skeet
Chris Tait
Peter Thomas
Robert Trott
Helen Turner
Albert Van Kerckhoven
Simon Warner
Wolfgang Weis
Jeremy N.R. Winter
Simon Wood

Vice President and Actuary
Colin Crouch

Vice President, General Counsel and Secretary
Ranald T.I. Munro

Directors

ZOË BAIRD
President
The Markle Foundation

JOHN C. BECK
Member
Beck, Mack & Oliver LLC

SHEILA P. BURKE
Under Secretary for American Museums and National Programs
Smithsonian Institution

JAMES I. CASH, JR.
Professor
Harvard Graduate School of Business Administration

PERCY CHUBB, III
Former Vice Chairman of the Corporation

JOEL J. COHEN
Retired Managing Director
Donaldson, Lufkin & Jenrette Securities Corp.

JAMES M. CORNELIUS
Chairman
Guidant Corporation

DAVID H. HOAG
Former Chairman and Chief Executive Officer
The LTV Corporation

DR. KLAUS J. MANGOLD
President and Chief Executive Officer
DaimlerChrysler Services (debis) AG

DEAN R. O'HARE
Chairman and Chief Executive Officer of the Corporation

WARREN B. RUDMAN
Partner
Paul, Weiss, Rifkind, Wharton & Garrison

SIR DAVID G. SCHOLEY, CBE
Senior Advisor
UBS Warburg

RAYMOND G.H. SEITZ
Vice Chairman
Lehman Bros. International (Europe)

LAWRENCE M. SMALL
Secretary
Smithsonian Institution

KAREN HASTIE WILLIAMS
Partner
Crowell & Moring LLP

JAMES M. ZIMMERMAN
Chairman and Chief Executive Officer
Federated Department Stores, Inc.

ALFRED W. ZOLLAR
General Manager
Lotus Software
IBM Software Group

All of the above directors are also directors of Federal Insurance Company. Certain are also directors of other subsidiaries of the Corporation.

Officers

Chairman and Chief Executive Officer
DEAN R. O'HARE

President
JOHN J. DEGNAN

Executive Vice Presidents
WESTON M. HICKS
THOMAS F. MOTAMED
MICHAEL O'REILLY

Senior Vice Presidents
DANIEL J. CONWAY
DAVID S. FOWLER
BRANT W. FREE, JR.
FREDERICK W. GAERTNER
NED I. GERSTMAN
MARK E. GREENBERG
ANDREW A. MCELWEE, JR.
GLENN A. MONTGOMERY
MARJORIE D. RAINES
HENRY B. SCHRAM

Senior Vice President and General Counsel
JOANNE L. BOBER

Senior Vice President and Counsel
MICHAEL J. O'NEILL, JR.

Vice Presidents
STEPHEN A. FULLER
PAUL R. GEYER
ROBERT A. MARZOCCHI
THOMAS J. SWARTZ, III
JOEL M. TEALER
RICHARD V. WERNER
ROBERT M. WITKOFF

Vice President and Associate Counsel
JOHN E. WISINGER

Vice President and Secretary
HENRY G. GULICK

Vice President and Treasurer
PHILIP J. SEMPIER

Subsidiaries

Property and Casualty Insurance

Federal Insurance Company
Vigilant Insurance Company
Great Northern Insurance Company
Pacific Indemnity Company
Northwestern Pacific Indemnity Company
Texas Pacific Indemnity Company
Executive Risk Indemnity Inc.
Executive Risk Specialty Insurance Company
Quadrant Indemnity Company
Chubb Custom Insurance Company
Chubb Indemnity Insurance Company
Chubb Insurance Company of New Jersey
Chubb National Insurance Company
Chubb Atlantic Indemnity, Ltd.
Chubb Insurance Company of Australia, Limited
Chubb Insurance Company of Canada
Chubb Insurance Company of Europe, S.A.
Chubb Argentina de Seguros, S.A.
Chubb do Brasil Companhia de Seguros
Chubb de Colombia Compañía de Seguros S.A.
Chubb de Chile Compañía de Seguros Generales S.A.
Chubb de Mexico, Compania Afianzadora, S.A. de S.V.
Chubb de Mexico, Compania de Seguros, S.A. de S.V.
Chubb de Venezuela Compania de Seguros C.A.
PT Asuransi Chubb Indonesia

Property and Casualty Insurance Underwriting Managers

Chubb & Son, a division of Federal Insurance Company
Chubb Custom Market, Inc.
Chubb Multinational Managers, Inc.

Reinsurance

Foundation Reinsurance (pcc) Limited

Reinsurance Services

Chubb Re, Inc.

Consulting — Claims Administration — Services

Chubb Services Corporation

Insurance Agency

Personal Lines Insurance Brokerage, Inc.
Chubb Insurance Solutions Agency, Inc.

Financial Services

Chubb Financial Solutions, Inc.

Financing

Chubb Capital Corporation

Registered Investment Adviser

Chubb Asset Managers, Inc.

Real Estate

Bellemead Development Corporation

Computer Training And Staffing

Chubb Computer Services, Inc.
The Chubb Institute, Inc.

Affiliates

Allied World Assurance Company, Ltd.
Bhakdikij Company Ltd.
Chubb Insurance Company (Thailand), Limited
Hiscox Plc

Dividend Agent, Transfer Agent and Registrar

EquiServe Trust Company, N.A.
P.O. Box 2500
Jersey City, NJ 07303-2500
Telephone 800-317-4445
Company Code 1816
www.EquiServe.com

Stock Listing

The common stock of the Corporation is traded on the New York Stock Exchange under the symbol CB.

The Chubb Corporation

15 Mountain View Road, P.O. Box 1615
Warren, NJ 07061-1615
Telephone (908) 903-2000
www.chubb.com

Photography Greg Leshe, pages 1, 18-19; courtesy of C-SPAN, page 2; Allan H. Shoemake, pages 10 -15, 17; Rob Gale, Corbis/SABA, page 16; Ka Tai Leong, Corbis/SABA, page 19.



THE CHUBB CORPORATION
15 Mountain View Road, P.O. Box 1615
Warren, New Jersey 07061-1615
Telephone: (908) 903-2000
www.chubb.com